Exhibit 99.2

ELBIT IMAGING LTD.
5 Kinneret Street, Bnei-Brak, Israel
Tel: (972-3) 608-6078

Dear Shareholder,

You are cordially invited to attend an Extraordinary General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. to be held at 9:00 a.m. (Israel time) on Monday, August 19, 2013, at our offices at 5 Kinneret Street, 32nd floor, Bnei-Brak, Israel.

The purposes of the Meeting are set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, our Board of Directors recommends that you vote ''FOR'' the first proposal (the "Company Proposal", as defined below) currently on the agenda, as such proposal is described in the accompanying Notice of Extraordinary General Meeting of Shareholders and Proxy Statement, and ''AGAINST'' the second proposal (the "Representatives' Proposal", as defined below) currently on the agenda, as such proposal is described in the accompanying Notice of Extraordinary General Meeting of Shareholders and Proxy Statement.

We look forward to greeting personally those of you who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented.  Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy in the envelope provided at your earliest convenience so that it will be received no later than 48 hours before the Meeting, provided that if your shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse your votes are required to be received by 12:00 p.m. (Israel time) on July 18, 2013, as discussed in the accompanying Proxy Statement.

Thank you for your continued cooperation.

Very truly yours, SHIMON YITZHAKI Executive Chairman

Tel-Aviv, Israel
July 12, 2013

ELBIT IMAGING LTD.
5 Kinneret Street, Bnei-Brak, Israel
Tel: (972-3) 608-6078

NOTICE OF EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS

To the shareholders of Elbit Imaging Ltd.:

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. will be held at 9:00 a.m. (Israel time) on Monday, August 19, 2013, at our offices at 5 Kinneret Street, 32nd floor, Bnei-Brak, Israel.

Throughout this Notice of Extraordinary General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as "Elbit", "we", "us", "our" and "our company" to refer to Elbit Imaging Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be approval of the proposed restructuring of our unsecured financial debt pursuant to a plan of arrangement (the "Arrangement") under Section 350 of the Israeli Companies Law, 5759-1999 (the "Companies Law") and related matters, including (in the case of the Company Proposal, as such term is defined below) amendments to our Articles of Association and Memorandum of Association. As of the date of this Notice, we have submitted to the Tel Aviv District Court ("Court") a proposed Arrangement of our unsecured financial debt (the "Company Proposal"), and some representatives of our Series C to Series G and Series 1 noteholders have presented principles of a proposed arrangement of our unsecured financial debt (the "Representatives' Proposal"); the terms of each of the Company Proposal and the Representatives' Proposal are set forth in the accompanying Proxy Statement. We are holding meetings of our unsecured financial creditors on or about July 18, 2013 (the "Unsecured Creditors' Meetings") to approve the Arrangement. At the Unsecured Creditors' Meetings, we will submit to the unsecured financial creditors both the Company Proposal and the Representatives' Proposal for their consideration and ask that the unsecured financial creditors vote on both of the proposals. If the Company's Proposal is approved by the requisite majority of such creditors pursuant to Section 350 of the Companies Law, the approval by such creditors of the Representatives’ Proposal (even if approved by creditors holding a higher percentage of Unsecured Financial Debt than those that approved the Company Proposal) will not prevent the Court from approving the Company Proposal. Consequently, in the event that the unsecured financial creditors approve the Company's Proposal we will submit that proposal to the shareholders at the Meeting for your consideration, ask that you approve such proposal and remove approval of the Representatives' Proposal from the agenda of the Meeting. As of the date of this Notice we do not know which (if either) proposal will be approved by the unsecured financial creditors, and accordingly we are submitting both proposals for your approval.

Only shareholders of record at the close of business on July 17, 2013 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person you are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided so that it is received by us at least 48 hours before the Meeting, provided that if your shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse your votes are required to be received by 12:00 p.m. (Israel time) on July 18, 2013, as described below. Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or (except for shareholders who hold their shares through a member of the Tel Aviv Stock Exchange Clearinghouse) by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such.  If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through the a member of the Tel Aviv Stock Exchange Clearinghouse, your votes are required to be received by 12:00 p.m. (Israel time) on July 18, 2013, as contemplated by a Court ruling in connection with the Arrangement. You may vote by completing the form of written ballot that we have filed via MAGNA, the website of the Israel Securities Authority, and returning it to us via messenger, registered mail or facsimile (at 03-608-6050). Your written ballot must be accompanied by a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

Joint holders of shares should note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

By Order of the Board of Directors, SHIMON YITZHAKI Executive Chairman

Bnei-Brak, Israel
July 12, 2013

-ii-

ELBIT IMAGING LTD.
5 Kinneret Street, Bnei-Brak, Israel
Tel: (972-3) 608-6078

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of our ordinary shares, par value New Israeli Shekels ("NIS") 1.00 per share (the "Shares"), in connection with the solicitation of proxies by our Board of Directors (the "Board of Directors") for use at an Extraordinary General Meeting of Shareholders (the "Meeting") to be held on Monday, August 19, 2013 at 9:00 a.m. (Israel time) and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.

Throughout this Proxy Statement, we use terms such as "Elbit", "we", "us", "our" and "our company" to refer to Elbit Imaging Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be the approval of the proposed restructuring of our Unsecured Financial Debt (as such term is defined below) pursuant to a plan of arrangement (the "Arrangement") under Section 350 of the Israeli Companies Law, 5759-1999 (the "Companies Law") and related matters, including (in the case of the Company Proposal) amendments to our Articles of Association and Memorandum of Association. As of the date of this Notice, we have submitted to the Tel Aviv District Court ("Court") a proposed Arrangement of our unsecured financial debt (the "Company Proposal"), and some representatives of our Series C to Series G and Series 1 noteholders have presented principles of a proposed Arrangement (the "Representatives' Proposal"); the terms of each of the Company Proposal and the Representatives' Proposal are set forth in the accompanying Proxy Statement. We are holding meetings of our unsecured financial creditors (i.e., the holders of our Unsecured Financial Debt) on or about July 18, 2013 (the "Unsecured Creditors' Meetings") to approve the Arrangement. At the Unsecured Creditors' Meetings, we will submit to the unsecured financial creditors both the Company Proposal and the Representatives' Proposal for their consideration and ask that the unsecured financial creditors vote on both of the proposals. If the Company Proposal is approved by the requisite majority of such creditors pursuant to Section 350 of the Companies Law, the approval by such creditors of the Representatives’ Proposal (even if approved by creditors holding a higher percentage of Unsecured Financial Debt than those that approved the Company Proposal) will not prevent the Court from approving the Company Proposal. Consequently, in the event that the unsecured financial creditors approve the Company Proposal we will submit that proposal to the shareholders at the Meeting for your consideration and ask that you approve such proposal and remove approval of the Representatives' Proposal from the agenda of the Meeting. As of the date of this Proxy Statement, we do not know which (if either) proposal will be approved by the unsecured financial creditors, and accordingly we are submitting both proposals for your approval

Currently, we are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

At least two holders of Shares, present in person or by proxy, and holding or representing, in the aggregate, at least one-third of our voting power, will constitute a quorum at the Meeting (while taking into account, for that purpose, the votes of the Shares that are held through the a member of the Tel Aviv Stock Exchange Clearinghouse that were already received by the Company by July 18, 2013, as contemplated by a Court ruling in connection with the Arrangement). If no quorum is present within an hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present within a half hour after the appointed time at the adjourned meeting (while taking into account, for that purpose, the votes of the Shares that are held through the a member of the Tel Aviv Stock Exchange Clearinghouse that were already received by the Company by July 18, 2013, as contemplated by a Court ruling in connection with the Arrangement), the presence of two shareholders in person or by proxy will constitute a quorum.

VOTING AND REVOCATION OF PROXIES; SHARES HELD
IN "STREET NAME"; POSITION STATEMENTS

You may vote your Shares by attending the Meeting and voting your Shares in person, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed envelope, unless your shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse.   A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. You may revoke your proxies at any time before the Meeting by voting your Shares in person at the Meeting if you are the record holder of the Shares and can provide evidence of such or by returning a later-dated proxy card so that it is received by us before the Meeting. If you hold your Shares in street name, you may revoke your proxies by following the instructions of your brokers and the section titled "Note to shareholders in street name through members of the Depository Trust Company" below. The chairman of the Meeting may, at the chairman's sole discretion, accept a proxy after such time.

If your shares are held through the a member of the Tel Aviv Stock Exchange Clearinghouse, your votes are required to be received by 12:00 p.m. (Israel time) on July 18, 2013, as contemplated by a Court ruling in connection with the Arrangement. You may vote by completing the form of written ballot that we have filed via MAGNA, the website of the Israel Securities Authority, and returning it to us via messenger, registered mail or facsimile (at 03-608-6050). Your written ballot must be accompanied by a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

If you fail to vote by proxy or in person with regard to a specific proposal, the Shares represented by such proxy or owned by you will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, such Shares will not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Notwithstanding the above and to the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by you and returned without instructions, the Shares represented by the proxy will be voted "FOR"  approval of the Company Proposal  and "AGAINST" approval of the Representatives' Proposal. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "FOR" nor "AGAINST" the proposal considered at the Meeting, although they will be counted in determining whether a quorum is present.

Note to shareholders in street name through members of the Depository Trust Company:

If you hold your Shares in "street name" through a member of the Depository Trust Company, meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your Shares on how to vote your Shares or obtain a legal proxy from the record holder to vote such Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

Proxies for use at the Meeting that are being solicited by our management and Board of Directors will be mailed to shareholders and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or our agents, none of whom will receive additional compensation therefor. We will bear the entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials.  We will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

We had, as of June 30, 2013, 24,902,809 Shares outstanding, excluding 3,388,910 Shares held by us which do not have any voting and economic rights.  Only shareholders of record at the close of business on July 17, 2013 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.  The voting rights of all shareholders are the same.  Each Share is entitled to one vote upon each matter to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of June 30, 2013 concerning: (i) persons or entities who, to our knowledge, beneficially own 5% or more of our outstanding Shares; and (ii) the number of Shares beneficially owned by all of our current directors and officers as a group:

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)
Mordechay Zisser (2)	12,454,527	(3)	50.38%
Europe-Israel (M.M.S.) Ltd. (4)	12,399,987		49.79%
All of our officers and directors as a group (11 persons)	12,843,777	(5)	51.58%

1
The number of Shares and percentages of ownership are based on 24,902,809 Shares outstanding as of June 30, 2013. Such number excludes 3,388,910 treasury shares. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission (the "SEC") based on voting and investment power with respect to such Shares. Shares subject to options that are currently exercisable or exercisable within 60 days of June 30, 2013 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the Shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by our directors include Shares owned by their family members, as to which such directors disclaim beneficial ownership.

2
The information regarding the beneficial ownership of Europe-Israel and of Mr. Zisser is based on a Schedule 13D/A filed by them on March 4, 2013. Mr. Zisser is considered our indirect controlling shareholder by virtue of his control of Europe-Israel and serves as our Chief Executive Officer and Executive President and as a director. See footnote 4 below.

3
Includes (i) 12,399,987 of our Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, our Chief Executive Officer, Executive President and a director, by virtue of his control of Europe-Israel; (ii) 24,837 of our Shares held by Marina Herzelia (Limited Partnership) 1988, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, by virtue of his control of Control Centers Ltd., which wholly owns Marina Herzelia (Limited Partnership) 1988; and (iii) 120,703 Shares held by Mr. Zisser. See footnote 4 below. Certain of these Shares are pledged as security to lending banks. A foreclosure event could lead to a change in the control of our company, which in turn may cause us to be in default of financial covenants with certain of our lending banks.

4	Europe-Israel is an Israeli corporation wholly-owned by Control Centers, a private company controlled by Mr. Mordechay Zisser.

5
Includes: (i) 12,399,987 Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser (see footnote 4 above); (ii) 24,837 Shares held by Marina Herzelia (Limited Partnership) 1988; (iii) 120,703 Shares held by Mr. Zisser; and (iv) 681,500 options exercisable into 298,250 Shares as of June 30, 2013 and vesting within 60 days thereafter granted to our other directors and officers pursuant to our 2006 Employees, Directors and Officers Incentive Plan, as amended.

APPROVAL OF THE ARRANGEMENT AND RELATED MATTERS, INCLUDING (AS TO
THE COMPANY PROPOSAL) AMENDMENTS TO OUR ARTICLES OF ASSOCIATION AND
MEMORANDUM OF ASSOCIATION

At the Meeting, the shareholders will be asked to approve the Arrangement in the form of the Company Proposal and/or the Representatives' Proposal, as described below. On May 8, 2013, we filed our original plan of Arrangement with the Court, and on June 17, 2013 we filed our adjusted plan of Arrangement with the Court. On July15, 2013, we further adjusted our plan of Arrangement and on July 16, 2013 we adjusted our plan of Arrangement once again, which constitutes the Company Proposal hereunder.

Some representatives of the Series C to Series G and Series 1 Noteholders presented the Representatives' Proposal on March 18, 2013 and adjusted it on July 14, 2013.

As discussed herein, we are holding the Unsecured Creditors Meetings on or about July 18, 2013 to approve the Company Proposal and/or the Representatives' Proposal. At the Unsecured Creditors' Meetings, we will submit to the unsecured financial creditors both the Company Proposal and the Representatives' Proposal for their consideration and ask that the unsecured financial creditors vote on both of the proposals. In the event that unsecured financial creditors approve the Company Proposal by the requisite majority, such proposal will be deemed approved and we will submit that proposal to the shareholders at the Meeting for your consideration, ask that you approve such proposal and remove the other proposal from the agenda of the Meeting. The terms of each of the Company Proposal and the Representatives' Proposal are set forth below.

Background

Suspension of Payment of Principal and Interest under Notes

Our business activity is characterized by cycles of entrepreneurship-development-improvement-realization, with the objective to create value to our assets and, as a result, to our company. Our cash flow is dependent upon maintaining synchronization between the realization timetables to the payment schedules of our indebtedness. Until the end of 2012, we were generally able to successfully implement our business plan and satisfy all our payment obligations when due. At the beginning of 2013, we experienced an occurrence of events not under our control, which had an adverse effect on our cash flow, and due to markets conditions and delays in projects' timetables we experienced difficulties in realizing our assets at fair commercial values. Those difficulties were attributed to a number of factors, including delays in obtaining permits and licenses from municipal and planning authorities and the hardening of financing policies by banks and financial institutions for the financing of our projects (both for entrepreneurs and potential purchasers). In addition, the note holders of our subsidiary Plaza Centers N.V. ("PC"), of which we own approximately 62.5% of its share capital, threatened to take legal action to prevent PC from distributing dividends, from which we had expected to receive an amount of NIS 100 million (approximately $27 million). As a result we have suffered a downgrade in our credit rating, which itself imposed more difficulties on our obtaining financing and, in addition, certain financing alternatives that we had been investigating did not come to fruition.

On January 14, 2013, following the credit rating downgrades of our Notes announced by Midroog Ltd., an affiliate of Moody's Investors Services, and Maalot, Israel Securities Rating Company Ltd., an affiliate of Standard and Poors, the trustees of the Series E, F, G and 1 notes convened a meeting of note holders at which the note holders decided to appoint representatives (the "Representatives") that were authorized to explore the possibility of reaching an arrangement in respect of our debt. Thereafter, the Series C and D note holders decided to participate and utilize the same Representatives, and on April 22, 2013, the Series A note holders also decided to cooperate with the Representatives in pursuing a restructuring of our debt. On January 27, 2013, the Series B note holders decided to appoint separate representatives, which were authorized to take legal action in order to protect the interests of the Series B note holders.

On January 6, 2013, we requested PC to convene an extraordinary general meeting of shareholders at which the shareholders would consider the distribution of a dividend from PC’s free distributable reserves in the amount of approximately €30 million. Consequently, the holders of PC's notes decided to engage legal counsel and authorized such counsel to initiate legal proceedings to prevent the distribution of the dividend. Accordingly, on January 21, 2013, PC published a letter that it received from the trustees and representatives of the holders of PC's Series A and Series B notes that demanded that PC desist from distributing a dividend to its shareholders and stated that legal proceedings may be taken in the event that PC proceeds with the distribution of the dividend. A similar letter was delivered to us on January 29, 2013. In addition to the above, the likelihood that we would be able to sell a portion of our holdings in PC was reduced.

According to the repayment schedule of our Series A and Series B notes, on February 20, 2013 we were required to pay the holders of those notes principal and interest in the aggregate amount of approximately NIS 82 million (approximately $22.7 million).

In light of these factors, on February 3, 2013 the trustees of our Series E and Series 1 notes informed us that the holders of such notes authorized them to take legal action against us to prevent the making of these payments in respect of the Series A and Series B notes. The Series A and B note holders demanded that we timely make the upcoming payments, while all the other note holders demanded that we refrain from making those payments, as well as from making payments under our bank loans, and warned that otherwise they would initiate legal proceedings against us to prevent it.

In connection therewith, although we had enough cash on hand to fully make those upcoming payments, on February 5, 2013, we announced that our board of directors had authorized our management to commence accelerated negotiations with the trustees and representatives of all the Noteholders, in an attempt to formulate an agreement with all the Noteholders that will enable us to fulfill all our obligations. In addition, in light of the damage that is likely to be caused to us and to all our creditors if we are involved in legal proceedings, and in order to allow us to engage in the process of negotiations mentioned above to the fullest extent and in a manner that is quick and efficient, our board of directors decided, at that stage, to accede to the foregoing demands and to delay the payment of principal to the holders of the various series of Notes until the conclusion of negotiations. As a result of the decision of our board of directors, we requested from the trustees of the Series A and Series B notes to delay payments of principal until April 1, 2013 (and to delay accordingly the record date designated for entitlement to such payments).

On February 19, 2013, our board of directors decided, after assessment of our current situation, taking into account our needs, the complexity of the negotiation process in reaching an agreement with all the relevant parties about a possible Arrangement, and the divergent positions of various parties in respect to the payment of interest to the holders of the Notes, to suspend also the interest payments to all Noteholders, and to re-assess the situation as it develops from time to time. As of the date of this proxy statement we have not resumed making interest and principal payments to the Noteholders.

On February 21, 2013, the trustees of the Series C to Series G and Series 1 notes requested that the Court appoint an expert to examine and opine on the arrangement of our unsecured debt, as required by the Companies Law.  On March 11, 2013 the Court appointed Mr. Roni Alroy, CPA.

On March 19, 2013, we entered into a letter of undertakings (the "Letter of Undertakings") with the trustees of our Series 1, C, D, E, F and G note holders, in the framework of which we undertook to fully cooperate with the trustees, the Representatives and anyone acting of their behalf to enable them to conduct a due diligence investigation with respect to the financial condition of our company for the objective of negotiating an arrangement and/or providing recommendations to the Noteholders as to any arrangement and/or relating to available courses of action to protect the Noteholders’ rights pursuant to the respective Notes and the exercise thereof, subject to confidentiality obligations. In addition, we further undertook that during the period commencing March 19, 2013 and until the end of the period of 14 days from the date on which we notify the trustees of our intention to terminate the letter of undertakings for any reason, we and the entities under our control (excluding PC), will not, inter alia, make any further payment to Noteholders and financial creditors (except for payments to secured creditors that are due and payable in accordance with the terms thereof, provided that the source of the funds used for the repayment of such secured debt was generated from the secured assets), enter into related party transactions, pay dividends, dispose of any material asset, provide any guarantee and/or enter into any transaction not in the ordinary course of business, without providing the trustees a 14-day prior written notice and all relevant information. Until such time as our new board of directors is elected following the effectiveness of the Arrangement, the Letter of Undertakings will continue to be in effect.

 On July 15, 2015, the respective representatives of the Company and Bank Hapoalim B.M. (the "Bank") agreed upon a form of a written standstill agreement for the period ending on November 30, 2013, subject to effectiveness of the Company Proposal with respect to the Arrangement. The standstill agreement was also subject to the approval of the Bank's management.  The Bank's representatives furnished the form of written agreement to the Company, at its request, for the purpose of notifying the holders of the Unsecured Financial Debt in advance of their upcoming meetings to vote upon the proposed plans of arrangement. In light of a meeting of debt holders of the Company that was being held at 3:00 p.m. on July 15, 2013, the Company published the standstill agreement in the early afternoon on July 15, 2013, along with adjustments to the Company's Proposal. At the meeting of debt holders of the Company, we presented said documents and explained that the standstill agreement is subject to the approval of the Bank's management.  Later that day, shortly after 8:00 p.m., the Company received a written notice from a representative of the Bank that the Bank's management did not approve the standstill agreement, without reasoning or explanation.

Proposal No. 1 – Approval of the Company Proposal

General

On May 8, 2013, we filed our original plan of Arrangement with the Court, and on June 17, 2013 we filed our adjusted plan of Arrangement. On July 15, 2013, we further adjusted our plan of Arrangement and on July 16, 2013 we have adjusted our plan of Arrangement once again, which constitutes the Company Proposal hereunder, with the Court.

As of June 30, 2013, the outstanding balance of all accrued and unpaid financial debt (including interest and CPI linkage) under the Notes and other unsecured loans (collectively, the “Unsecured Financial Debt”) equaled approximately NIS 2.47 billion (approximately $683 million). Pursuant to the terms of the Company Proposal, upon the effectiveness of the Arrangement all of our Unsecured Financial Debt will be extinguished and exchanged for new Shares and new notes to be issued by us, as follows:

We will issue 509,713,459 Shares, representing immediately following such exchange 95% of our outstanding share capital on a fully diluted basis, excluding existing options to purchase 1,729,251 Shares granted to our and our affiliates’ employees and office holders prior to the Arrangement, a new incentive compensation plan to be approved by our new board of directors following the effective time of the Arrangement (as discussed below under " – Management Compensation") and any warrants to be issued in connection with the refinance (including rescheduling or postponement) of our debt to the Bank, to the extent so issued.

We will issue two series of new notes in the aggregate principal amount of NIS 570 million (approximately $158.3 million). The first series of new notes will be in the aggregate principal amount of NIS 400 million (approximately $109 million), repayable in a single payment at the end of six years from the date of issuance thereof, and secured by a first ranking floating charge on all our property and assets. The second series of new notes will be in the aggregate principal amount of NIS 170 million (approximately $47.2 million), repayable in a single payment at the end of eight years from the date of issuance thereof, and secured by a second ranking floating charge on all our property and assets. Both series of the new notes will bear interest at the rate of 6% per annum and will not be linked to the consumer price index. Interest on the first series of new notes will be payable in cash on a semi-annual basis, while interest on the second series of new notes will be payable on the final maturity date, subject to prepayment in our sole discretion. The liens securing the new notes will be subject to customary exceptions. In addition, at any time during the term of either series of the new notes, we may create a senior lien in order to refinance our outstanding indebtedness to the Bank.

The new Shares and the new notes will be allocated among the various unsecured financial creditors in proportion to the outstanding balance (principal, interest and CPI linkage) under each obligation as of the effective date of the Arrangement, and any fraction of a share will be rounded up to the nearest whole number. The new Shares will be listed for trading on both the Tel Aviv Stock Exchange and the NASDAQ Stock Market, and the new notes will be listed for trading on the Tel Aviv Stock Exchange at the effective date of the Arrangement. We will endeavor to file with the Securities and Exchange Commission within 30 days of the effective date of the Arrangement a registration statement with respect to the new Shares held by shareholders who are deemed "affiliates" by virtue of their holdings.

Amendments to our Articles of Association and Memorandum of Association

Pursuant to the terms of the Company Proposal, we will amend each of our Articles of Association and Memorandum of Association, as set forth on Appendix A and B, respectively. In each of Appendix A and B we have underlined the language proposed to be added and crossed through the language proposed to be deleted.  The material terms of such amendments include the following:

1.   Change in the Number of Authorized Directors

Our Articles of Association provide that the board of directors includes at least four directors. If the Company Proposal is approved, we will amend our Articles of Association to provide that the number of directors will not be greater than seven, in addition to two external directors (or such number of external directors required by law).

2.   Election of Directors

Our Articles of Association provides that our directors are elected by the vote of the holders of a simple majority of the voting power of our company represented at a meeting of the shareholders in person or by proxy and voting on such election (provided, however, that our external directors are elected in accordance with the Companies Law). If the Company Proposal is approved, we will amend our Articles of Association to provide that our board of directors will be elected by holders of a simple majority of the outstanding Shares, provided however that the board of directors will be authorized to appoint directors to the extent the board is comprised of less than the maximum number of directors.

3.   Increase the Number of Authorized Shares and Eliminate the Par Value of our Shares

Each of our Articles of Association and Memorandum of Association provides that our authorized share capital is fifty million New Israeli Shekels (NIS 50,000,000) divided into fifty million (50,000,000) Shares, par value NIS 1.00 per Share.  If the Company Proposal is approved, we will need to increase our authorized share capital in order to accommodate the issuance of Shares under the terms of the Company Proposal. As of June 30, 2013, 24,902,809 Shares were issued and outstanding, excluding 3,388,910 treasury shares held by us or for our benefit, which do not have any voting or economic rights. Pursuant to the terms of the Company Proposal, we would issue approximately 242 million additional Shares.  Accordingly, at the Meeting our shareholders will be asked to approve an amendment to each of our Articles of Association and Memorandum of Association to increase our authorized share capital from NIS 50,000,000 to NIS 700,000,000 and the number of authorized Shares from 50,000,000 to 700,000,000. In connection therewith, at the Meeting our shareholders will also be asked to approve an amendment to each of our Articles of Association and Memorandum of Assocation to change the par value of our Shares from par value NIS 1.00 per Share to no par value per Share. In addition, if the Company Proposal is approved, we intend to cancel all of the outstanding treasury shares.

If the proposed amendment is adopted, immediately subsequent to the Arrangement, approximately 163 million Shares, no par value per Share, would be available for future issuance by us. Such authorized but unissued Shares could be issued at the direction of the Board of Directors from time to time for any proper corporate purpose, including, without limitation, the raising of additional capital for use in our business, including to conduct a rights offering or other public or private offering, the acquisition of other businesses, a split or dividend on our then-outstanding Shares or in connection with any employee share plan or program, including the Incentive Plan and any options that may be issued by us thereunder (as discussed below under "– Management Compensation"), and any Shares and warrants to be issued to the Bank, to the extent so issued, as a result of new understandings with the Bank, to the extent such understanding are achieved (as discussed below under " – Secured Debt"). We do not have any current intentions to raise capital and/or to issue any additional securities following the consummation of the Arrangement and the issuance of the new Shares and the new notes.

The additional Shares to be authorized by approval of the proposed amendment to our Articles of Association and Memorandum of Assocation would have rights identical to our currently outstanding Shares. Because holders of our Shares have no preemptive rights to purchase or subscribe for any unissued Shares, any issuance of additional Shares (in addition to the Shares that would be issued under the Arragement) would reduce the current shareholders’ percentage ownership interest in the total outstanding Shares. Also, an increase in the number of authorized Shares could make a change in control or takeover of us more difficult since additional Shares could be issued by us in the future in one or more transactions.

Eastgate Warrant

Eastgate Property LLC ("Eastgate") holds a warrant to purchase up to 3.3% of our fully diluted share capital (subject to certain exceptions) at the time of exercise of the Warrant, for no consideration, until March 31, 2014. Pursuant to an understanding between us and Eastgate, Eastgate will exercise the warrant for 1,924,215 Shares immediately following the consummation of the Arrangement, at which time the warrant will terminate. We will endeavor to reach an understanding and sign a binding agreement with Eastgate to reflect this understanding.

Management Compensation

Following the effectiveness of the Arrangement and the election of our new board of directors, our board will discuss the adoption of a new incentive compensation plan for our and our affiliates’ office holders and employees providing for the issuance of options to purchase 15%-20% of our Shares outstanding immediately following the effectiveness of the Arrangement (the “Incentive Plan”) and the terms of engagement of Mr. Zisser as our Chief Executive Officer, including without limitation, the issuance of options under the Incentive Plan. The new board of directors will not be obligated to adopt any incentive plan whatsoever.

Board of Directors

As soon as practicable following the effectiveness of the Arrangement, we will convene a meeting of our shareholders regarding the election of a new board of directors (excluding our external directors). The Letter of Undertakings will remain in effect until such new board of directors is elected.

Elbit Medical

The new corporate organs of our company, as appointed after the closing of the Arrangement, will be assigned the task of examining the issue of realization of the shares we hold in Elbit Medical Technologies Ltd. ("Elbit Medical"), and if it will be practicable to benefit from a significant short term economic profit from the realization (whether by means of distribution or in some other way), then such realization would be considered.  Elbit Medical is listed on the TASE and holds 42.8% of InSightec Ltd. and 28.9% of Gamida Cell Ltd., each on a fully diluted basis.  We own 90.4% of Elbit Medical on a fully diluted basis.

Additional Provisions

Upon the effectiveness of the Arrangement, we, our office holders, the Noteholders and the other unsecured financial creditors, the trustees for the Noteholders and shareholders and their respective affiliates and representatives will be released from any and all claims the grounds of which preceded the effectiveness of the Arrangement, including all claims related to the Notes and the management of our company and all companies under our control, other than claims related to acts or omissions that were criminal, willful or fraudulent (the "Waiver"). Accordingly, the applicable pending legal proceedings against us, our office holders or our controlling shareholder will be dismissed (including the purported class action lawsuit filed against the Company in the District Court of Tel Aviv on April 11, 2013, by a holder of Series B Notes, Civil File #20835-04-13, Eisenberg vs. Elbit). Mr. Zisser will not be included in the Waiver provided to our other officers and directors, without derogating from any right, including his existing rights of indemnification and insurance coverage, except that all legal proceedings pending against him and/or his affiliates will be dismissed. Notwithstanding the aforementioned, in the event a claim will be made against one of the released parties by any person (a "Plaintiff") for any cause of action, including a cause of action included under the Waiver, the defendant ("Defendant") will not be precluded by virtue of the Waiver from filing a counter-claim against the Plaintiff and/or a third-party claim against any other person (including the released parties) (the "Third Party"), without prejudicing the Third Party's right under the Waiver against the Plaintiff. Notwithstanding the aforementioned, the Company will not be allowed to file third-party claims against any of the released parties.

Tax Ruling

On July 11, 2013, we received a tax ruling from the Israeli Tax Authority ("ITA") as to the tax, if any, that would be applicable to us and the unsecured financial creditors as a result of the transactions contemplated under the Company Proposal.  The ruling generally provides that, upon the closing of the Arrangement, our unsecured financial creditors will be deemed to have sold their debt (first accrued interest and then outstanding principal) in consideration for the new notes and Shares issued in the Arrangement, which shall be valued at the respective closing prices thereof on the TASE on the first trading day following the closing. The Arrangement will be treated as a tax event for us, as well, namely, as financial income or forgiveness of debt in the amount of the difference between the amount of the Unsecured Financial Debt and the value of the new notes and Shares as aforesaid. The resulting gain may be offset against net operating losses, capital losses and impaired investments in subsidiaries. On July 16, 2013, we received confirmation from the ITA that the adjustments made in the Company Proposal will have no impact on the aforementioned tax ruling.

Proposal No. 2 – Approval of the Representatives' Proposal

Some representatives of the Series C to Series G and Series 1 Noteholders presented the Representatives' Proposal on March 18, 2013 and adjusted it on July 14, 2013. Pursuant to the terms of the Representatives' Proposal, upon the effectiveness of the Arrangement, Unsecured Financial Debt will be extinguished and exchanged for: (i) Shares, representing immediately following such exchange 95% of our outstanding share capital; (ii) two series of  new notes in the aggregate principal amount of NIS 740 million (approximately $205 million). The first series of new notes, having a relatively short duration, will be in the aggregate principal amount of NIS 440 million (approximately $122 million), secured by a first ranking fixed charge over all of our assets in our hotel division and repayable within four to five years. This series will bear interest at the rate of 6% per annum and be linked to the consumer price index. The second series of new notes, having a longer duration, will be in the aggregate principal amount of NIS 300 million (approximately $83 million), based on our core assets and secured by a first ranking fixed charge over all of our non-encumbered interest in PC and repayable in four equal payments, with the first payment due on the seventh anniversary of the date of issuance of these notes and the last payment due on the tenth anniversary of the issuance of these notes. This series will bear interest at the rate of 6% per annum and will be linked to the consumer price index .

As for exemption, the Representatives' Proposal incorporates Section 8 of the Opinion (as defined below). Section 8.3 of the Opinion provides (in free translation to English), as follows:

"8.3           Exemption provisions vis-a-vis officers and/or directors in the Company and D&O insurance

In a meeting of the Company’s shareholders convened in December 2011, a version of the Company’s articles of association including an exemption clause for officers and directors was approved. Without limitation to the aforesaid, the shareholders were presented with, and approved, two different versions of exemption and indemnification letters for officers – one version for officers who are not directors, that includes an exemption clause (section 3 of the Exemption and Indemnification letter) and a version intended for officers who are directors, that does not include an exemption clause. Consequently the legal status as of the date of this opinion is that officers who are not directors of the company benefit from the exemption granted to them by the Company, while officers who are directors (including the controlling shareholders of the company) do not benefit from the exemption.

D&O Insurance: Pursuant to the articles of association of the company, the company is entitled to insure the directors and officers therein from legal actions filed against them in connection with their capacity as officers in the company. The Company has insurance as aforementioned, in the total coverage amount of USD 60 million. (The policy covers all the officers in the company and in its subsidiaries.)

In light of the above, if the Court shall determine that some of the third parties’ claims against the Company are correct, and the Court may determine that while taking the aforementioned steps the Company’s directors have breached their duty of care towards the Company, following such Court determination the Company may be found liable to compensate said plaintiffs, and since the Company has D&O insurance that is intended to cover such claims against the directors and/or officers, in a significant amount (USD 60 million), then it is the expert's estimation, and without examining the personal financial capability of any of the officers and/or directors, and while referring, just for the sake of caution, only to existing insurance coverage, that the value of the exemption for the officers and directors is estimated at the sum of USD 60 million (the maximum insurance coverage), and this sum is significant in light of the Company's current condition.

In addition and without limitating the foregoing, as of the date of this opinion, there is no exemption clause for officers who are directors, and consequently the discussion pertaining to the grant of an exemption in the framework of an arrangement, when the aforesaid exemption did not exist initially, is apparently superfluous.

Nevertheless, the above reasoning of the expert are presented in order to express his opinion regarding the exemption in the event that it will be proposed that following the conversion of the debt into equity for material percentage, the consent of the note holders to adopt the arrangement shall be regarded as an implied consent to the granting of an exemption to officers and directors in general.

In addition - the expert draws the Court's attention to the words of the Court’s Vice President Varda Alshech, in the decision in the matter of Africa Israel regarding the granting of an exemption, where she expressly stated that although the Court is entitled to approve an exemption clause as part of an arrangement, the case law has recognized the fact that granting an exemption as aforesaid involves a "redemption" of the threat of a personal legal action (in other words, those who are interested in an exemption clause must "purchase" the waiver of the right to sue). This is not the situation in our case."

The Representatives' Proposal was not presented to or negotiated with the Company prior to its being presented to the Court by some of the Representatives.

Conditions Precedent

The Arrangement is subject to various conditions, including the receipt of: (i) the approval by the requisite majority of our unsecured financial creditors under Section 350 of the Companies Law; (ii) the approval of the Court under Section 350 of the Companies Law, following a hearing on the fairness of the Arrangement to our unsecured financial creditors; (iii) the approval of the Tel Aviv Stock Exchange; (iv) a tax ruling issued by the ITA regarding the tax, if any, applicable to us and the unsecured financial creditors as a result of the Arrangement (which was issued on July 11, 2013); (v) all requisite corporate approvals; and (vi) any other approvals required by law or material contracts to the extent required to consummate the Arrangement.

Section 350 of the Companies Law

Section 350 of the Companies Law and the Regulations promulgated thereunder (the "Regulations") addresses a company's arrangement or settlement with specific classes of its creditors and/or shareholders. Section 350 provides that an arrangement with creditors that is approved by the court after receiving the consent of a majority of the creditors attending or represented at a creditors' meeting or meetings, as the case may be, holding together at least 75% of the value represented at each such meeting, will be binding on the company and on all of its creditors of those classes of creditors party to the arrangement. To the extent the required approvals are obtained under Section 350 and the Arrangement is approved by the Court, all creditors party to the Arrangement, including dissenting ones, will be bound by the terms of the Arrangement.

The Regulations provide the procedural framework for proceedings under Section 350. Obtaining the court's approval of an arrangement generally involves two applications to the court. As part of the first application, a company must apply for permission to convene meetings of its relevant creditors. This application includes a description of the proposed arrangement. Any person may oppose the application by submitting to the court a written objection with affidavit within 21 days following the submission to the court. We filed this application to hold meetings of our unsecured financial creditors and shareholders along with our original plan of Arrangement with the Court on May 8, 2013. On May 22, 2013, the Court decided, after taking into account our position and the positions of the representatives of various series of our Noteholders and other interested parties and the provisions of Section 350, not to convene the meetings until the Court received the written opinion (the "Opinion") of Roni Alroy, CPA, the Court-appointed expert (the "Expert"), as to the Arrangement. On June 5, 2013, the Expert filed his opinion. An English convenience translation of the Opinion (which was written in Hebrew) is available to be downloaded from our website at http://www.elbitimaging.com/40041.html, provided that in case of any discrepancy between the Hebrew version and the English translation the Hebrew version will govern. In light of the recommendation set forth in the Opinion by the Expert, we adjusted our original plan of Arrangement and filed our amended plan of Arrangement on June 17, 2013. On June 19, 2013, we filed an amendment to our application to convene meetings of our unsecured financial creditors and shareholders. We received approval of this application on July 2, 2013.  On July 15, 2013, we further adjusted our plan of Arrangement and on July 16, 2013 we adjusted our plan of Arrangement once again, which constitutes the Company Proposal. Some representatives of the Series C to Series G and Series 1 Noteholders presented the Representatives' Proposal on March 18, 2013 and adjusted it on July 14, 2013. We are holding meetings of our unsecured financial creditors on or about July 18, 2013, and the Meeting of our shareholders described in this Proxy Statement, both to approve the Arrangement.

When convening the relevant meetings, the company is required to publish information and send notices regarding the convening of the creditors' meetings in accordance with the Regulations. Under the Regulations a company is required to send the order of the court to convene the meetings, the application for the proposed arrangement submitted to the court, an instrument for the appointment of proxy and a form for voting by written ballot to its material creditors and shareholders, as applicable.

The second application to the court is made within 14 days from the date of meetings at which an arrangement is approved in order to obtain court sanction of the arrangement. A company is required to publish in newspapers and distribute in accordance with the Regulations a notice announcing the approval at the meetings of the arrangement. Any person may object to an arrangement by filing an objection and affidavit during the period of ten days following receipt of notice or, if such person has no right to receive notice pursuant to the Regulations, ten days following publication, but in any event no later than five days prior to the date set by the court for a hearing to approve an arrangement, if any.

Personal Interests of our Directors and Officers

Each of our directors (excluding our external directors) may be deemed to have a personal interest in the Arrangement since, as described above under "Company Proposal – Board of Directors", pursuant to the terms of the Company Proposal following the effectiveness of the Arrangement we will convene a meeting of our shareholders regarding the election of a new board of directors (excluding our external directors).

Each of the directors and officers (other than Mr. Zisser) also may be deemed to have a personal interest in the Arrangement since, upon the effectiveness of the Arrangement, our office holders will be released from any and all claims the grounds of which preceded the effectiveness of the Arrangement, including all claims related to the Notes and the management of our company and all companies under our control, other than claims related to acts or omissions that were criminal, willful or fraudulent. Each of the directors and officers including Mr. Zisser also may be deemed to have a personal interest in the Arrangement since, upon the effectiveness of the Arrangement, all litigation currently pending between the parties to the Arrangement will be terminated, including any such litigation instituted against us and our officers and directors.

In addition, since we believe that the Arrangement is in the best interests of our company and affords the best chance for our success, each of our employees may be deemed to have a personal interest in the Arrangement.

Because of the personal interests of Mr. Zisser and our office holders, the Company Proposal was approved by our Audit Committee as well as our Board of Directors.

Reasons for Approving the Company Proposal

We believe that the Company Proposal is in the best interests of our company, including our creditors and shareholders. Upon the effectiveness of the Arrangement, the amount of our outstanding indebtedness will be reduced from approximately 2.7 billion as of June 30, 2013 to approximately 0.7 billion pursuant to the terms of the Company Proposal. In addition, the Arrangement reflected by the Company Proposal will allow us to retain sufficient funds with which we can pursue and grow our business and enhance our ability to repay our indebtedness over the long-term.

We believe that the Company Proposal provides us with the opportunity to continue our operations with the least disruption to our business. If the Arrangement is not approved, we believe that a potential liquidation and the resulting cessation of our operations (discussed below) will significantly reduce our value, and that following liquidation, there will not be any surplus assets nor cash available for distribution to our shareholders; on April 4, 2013, trustees of our Series B notes submitted a request to the Court to liquidate our company and appoint a temporary liquidator. As a result, the assets and proceeds available for distribution to our Noteholders and shareholders are expected to be greatly reduced. In addition, we believe a sale of our assets would not yield the highest value of our assets, which depend to a large extent on our operation as a going concern.

Potential Effects if the Company Proposal is not Approved

If the Arrangement does not come into effect, we may be forced to liquidate our company or sell all or part of our assets or operations; as discussed above under "Reasons for Approving the Company Proposal".  On April 4, 2013, trustees of our Series B Notes submitted a request to liquidate our company and appoint a temporary liquidator. In any of those events, there may be insufficient cash to pay the amounts due on the existing notes and we may not be able to continue to operate as a going concern. In such event, it is likely that our Shares would not have any value.

In addition, if the Arrangement does not come into effect we may be subject to suits of enforcement of our obligations to the holders of our Notes. Also, our customers might try to terminate their contracts with us and withhold payments owed to us, and potential new customers might decide not to do business with us.  These events would have a material adverse effect on our financial condition.

Accordingly, we believe that, under the current circumstances, the Company Proposal is in the best interests of our company, including our creditors and shareholders.

Risk Factors

We are subject to various risks and uncertainties relating to or arising out of the nature of our business and general business, economic, financial, legal and other factors or conditions that may affect us. We believe that the occurrence of any one or some combination of the risk factors set forth in Appendix C hereto could have a material adverse effect on our business, financial condition, cash flows and results of operations. We suggest you read Appendix C carefully.

Required Approval

Pursuant to Section 275 of the Companies Law, an extraordinary transaction in which a controlling shareholder (as such term is defined in the Companies Law) is deemed to have a "personal interest" requires that either: (i) the shares voting in favor of the proposal include at least a majority of the shares voted by shareholders who are neither "controlling shareholders" nor have a "personal interest" in the approval of the Arrangement; or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed two percent of the company’s voting power. Unless otherwise ruled by the Court, this will be the threshold required to approve each proposal. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of such company or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Shares. Mr. Zisser is our indirect controlling shareholder. The Arrangement is also subject to those approvals described above under "Conditions Precedent". If the Arrangement is approved by our unsecured financial creditors but not by our shareholders, our unsecured financial creditors are expected to request that the Court approve the Arrangement (and the related amendments to our Articles of Association and Memorandum of Association) notwithstanding the failure to secure approval by our shareholders, in light of our financial condition and the priority of creditors over shareholders under the principles of corporate law.

We may be required to separately count the votes of shareholders that have an interest in the Arrangement that differs from those of our other shareholders (such as shareholders that also hold our Notes as well as all our directors and officers). Since it is unlikely that any of our public shareholders has a different interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a different interest in this matter. If you have a different interest, please contact us to declare such interest at + (972-3) 608-6078 or, if you hold your Shares in "street name" you may also contact the representative managing your account, who would then contact us. Shareholders who hold their shares through banks, brokers or other nominees that are members of the Tel Aviv Stock Exchange should indicate whether they have a different interest on the form of written ballot that we will file on MAGNA, the website of the Israel Securities Authority.

Proposed Resolutions

It is proposed that at the Meeting each of the following resolutions be adopted:

"RESOLVED, to approve the Company Proposal, and the transactions contemplated thereby, in the form of the proposal submitted for the approval of the shareholders at the Meeting, and as such proposal may be modified by the Court, including that each of the company's Articles of Association and Memorandum of Association be amended and restated in accordance with the changes marked in Appendix A and Appendix B to the proxy statement, respectively."

"RESOLVED, to approve the Representatives' Proposal, and the transactions contemplated thereby, in the form of the proposal submitted for the approval of the shareholders at the Meeting, and as such proposal may be modified by the Court."

The Board of Directors recommends a vote FOR approval of the first proposed resolution.

The Board of Directors recommends a vote AGAINST approval of the second proposed resolution.

Where You Can Find More Information and Incorporation by Reference

We will inform you if either the Company Proposal or the Alternative Proposal is approved at the Unsecured Creditors' Meeting by issuing a press release and filing a Report on Form 6-K with the SEC and incorporating it by reference into this proxy statement. In addition, if there are any other important updates about the approval process of the Arrangement or if there are material modifications made to the Arrangement prior to the Meeting, we will inform you by issuing a press release and filing a Report on Form 6-K with the SEC and incorporating it by reference into this proxy statement.

We are an Israeli company and are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and are therefore subject to the informational requirements of the Exchange Act that are applicable to a foreign private issuer. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also furnish reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information.

These materials, including this annual report and the exhibits hereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. Additionally, copies of the materials may be obtained from the SEC’s website at http://www.sec.gov.

We incorporate by reference in this proxy statement our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the SEC on May 14, 2013, and each of our Reports on Form 6-K filed with the SEC subsequent thereto. The information we incorporate by reference is an important part of this proxy statement.

We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this proxy statement, other than exhibits to such documents which are not specifically incorporated by reference into such documents.  Please direct your written or telephone requests to:

ELBIT IMAGING LTD.
5 Kinneret Street,
Bnei Brak 51261, Israel
Telephone: (972-3) 608-6078

or to our agent in the United States:

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711

OTHER BUSINESS

The Board of Directors knows of no other matter to come before the Meeting.  However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote.  Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least 48 hours before the Meeting. As discussed above, if your shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, your votes are required to be received by 12:00 p.m. (Israel time) on July 18, 2013.

By Order of the Board of Directors, MR. SHIMON YITZHAKI Executive Chairman
July 12, 2013, as amended July 16, 2013

Appendix A

Amendments to the Company's Articles of Association

THE ISRAELI COMPANIES LAW

A COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Elbit Imaging Ltd.

GENERAL PROVISIONS

1.            Definitions

a)	In these Articles the following terms shall bear the meaning ascribed to them below:

“Alternate Director” is defined in Article 41.

“Annual General Meeting” shall have the meaning assigned to such term in the Companies Law.

The “Articles” shall mean these Articles of Association of the Company, as amended from time to time.

“Audit Committee” shall mean the Audit Committee of the Board of Directors.

“Board of Directors” shall mean Board of Directors of the Company.

The “Company” shall mean Elbit Imaging Ltd.

The "Companies Law" shall mean the Israeli Companies Law, 1999, as amended from time to time.

A “Director” shall mean a member of the Board of Directors.

“External Director” shall have the meaning assigned to such term in the Companies Law.

“Extraordinary General Meeting” shall mean any General Meeting other than the Annual General Meeting.

“General Counsel” shall mean the General Counsel of the Company.

“General Manager(s)” is defined in Article 46.

“General Meeting” shall mean a general meeting of the shareholders of the Company, which may be an Annual General Meeting or an Extraordinary General Meeting.

The “Memorandum” shall mean the Memorandum of Association of the Company, as amended from time to time.

“NIS” shall mean New Israeli Shekel.

“Office” means the registered office of the Company.

“Ordinary Majority” shall mean a simple majority of the votes cast by shareholders at a General Meeting in person or by means of a proxy.

“Ordinary Shares” shall mean the ordinary shares of the Company, ~~par~~ of no nominal value ~~NIS 1.00 per share~~.

"Person” shall mean any individual or firm, corporation, partnership, association, trust or other entity.

“Register of Shareholders” shall mean a register of the shareholders of the Company.

The “Secretary” shall mean the corporate secretary of the Company.

“Shareholders Resolution” shall mean a resolution adopted by votes of shareholders of the Company at a General Meeting.

b)	The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof.

c)
Unless the subject or the context otherwise requires, words and expressions not defined herein shall have the respective meanings set forth in the Companies Law in force on the date when these Articles or any amendment thereto, as the case may be, first became effective; words and expressions importing the singular shall include the plural and vice versa; and words and expressions importing the masculine gender shall include the feminine gender.

2.            Object and Purpose of the Company

(a)           The object and purpose of the Company shall be as set forth in the Company’s Memorandum, as the same shall be amended from time to time in accordance with applicable law.

(b)           In accordance with Section 11(a) of the Companies Law, the Company may donate reasonable amounts to any cause it deems worthy. The Board of Directors or an authorized Committee of the Board of Directors may from time to time determine the policy and amounts within which such donations may be made by the Company, and the Person or Persons authorized to approve any such specific donation.

3.            Limitation of Liability

The liability of the shareholders is limited to the payment of the nominal value, if any, of the shares in the Company issued to them and which remains unpaid, and only to that amount. ~~If the Company’s share capital shall include at any time shares without a nominal value, the shareholders’ liability in respect of such shares shall be limited to the payment of up to NIS 1.00 for each such share issued to them and which remains unpaid, and only to that amount.~~

SHARE CAPITAL

4.            Authorized Share Capital

The authorized share capital of the Company is ~~fifty~~ seven hundred million ~~New Israeli Shekels (NIS 50,000,000) divided into fifty million (50~~(700,000,000) Ordinary Shares~~, par value NIS 1.00 per share~~.

5.	Increase of Authorized Share Capital

(a)           The Company may, from time to time, by Shareholders Resolution, whether or not all the shares then authorized have been issued, and whether or not all the shares theretofore issued have been called up for payment, increase its authorized share capital by the creation of new shares through amending the Memorandum and these Articles.  Any such increase shall be in such amount and shall be divided into shares of such nominal amounts (or no nominal amounts), and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

(b)           Except to the extent otherwise provided in such resolution, such new shares shall be subject to all the provisions applicable to the shares prior to such resolution.

6.	Rights of the Ordinary Shares

The Ordinary Shares confer upon the holders thereof all rights accruing to a shareholder of the Company, as provided in these Articles, including, inter alia, the right to receive notices of, and to attend meetings of shareholders; for each share held, the right to one vote at all meetings of shareholders; and to share equally, on a per share basis, in such dividend and other distributions to shareholders of the Company as may be declared by the Board of Directors in accordance with these Articles and the Companies Law, and upon liquidation or dissolution of the Company, in the distribution of assets of the Company legally available for distribution to shareholders in accordance with the terms of applicable law and these Articles. All Ordinary Shares rank pari passu in all respects with each other.

7.	Special Rights; Modifications of Rights

(a)           The Company may, from time to time, by Shareholders Resolution, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution.

                (b)       (i)           If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles and subject to applicable law, may be modified or abrogated by the Company, by Shareholders Resolution, subject to an approval by a resolution passed by the holders of a simple majority of the shares of such class voting at a separate General Meeting of the holders of the shares of such class.

(ii)           The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class.

(iii)           Unless otherwise provided by these Articles, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed, for purposes of this Article 7(b), to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

8.	Consolidation, Subdivision, Cancellation and Reduction of Share Capital

(a)           The Company may, from time to time, by Shareholders Resolution (subject, however, to the provisions of Article 7(b) hereof and to applicable law):

(i)           consolidate and divide all or any of its issued or unissued share capital into shares of larger nominal value than its existing shares;

(ii)           subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by these Articles (subject, however, to the provisions of the Companies Law), and the Shareholders Resolution whereby any share is subdivided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares;

(iii)           cancel any shares which, at the date of the adoption of such resolution, have not been taken or agreed to be taken by any Person, and diminish the amount of its share capital by the amount of the shares so cancelled; or

(iv)           reduce its share capital in any manner, and with and subject to any consent required by law.

(b)           With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, resort to one or more of the following actions:

(i)            determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

(ii)           issue, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii)          redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv)           subject to applicable law, cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub-Article 8(b)(iv); or

(v)           cause the aggregation of fractional shares and the sale thereof so as to most expediently preclude or remove any fractional shareholding and cause the proceeds thereof, less expenses, to be paid to the former holders of the fractional shares.

(c)           Notwithstanding the foregoing, if a class of shares has no nominal value, then any of the foregoing actions may be taken with respect to such class without regard to nominal value.

SHARES

9.	Issuance of Share Certificates; Replacement of Lost Certificates

(a)           Share certificates shall be issued under the seal or stamp of the Company and shall bear the signature of any two (2) Directors or any two (2) of the following: the General Manager, the Chief Financial Officer, the General Counsel, the Secretary, the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, or of any other Person or Persons authorized thereto by the Board of Directors. For the avoidance of doubt, any transfer agent designated by the Company may issue share certificates on behalf of the Company even if the signatories on the share certificate no longer serve in the relevant capacities at the time of such issuance.

(b)           The Company may issue un-certificated shares, provided, however, that each holder of shares shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if reasonably requested by such holder, to several certificates, each for one or more of such shares.

(c)           A share certificate registered in the names of two or more Persons shall be delivered to the Person first named in the Register of Shareholders in respect of such co-ownership.

(d)           If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such affidavit and indemnity or security, as the Company’s Secretary may deem fit.

10.	Issuance of Shares; Registered Holders of Shares

(a)           The unissued shares from time to time shall be under the control of the Board of Directors, who shall have the power to issue shares or otherwise dispose of them to such Persons, on such terms and conditions (including inter alia terms relating to calls as set forth in Article 11(f) hereof), and either at par or at a premium, or, subject to the provisions of the Companies Law, at a discount, and at such times, as the Board of Directors may deem fit, and the power to give to any Person the option to acquire from the Company any shares, either at par or at a premium, or, subject to the provisions of the Companies Law, at a discount, during such time and for such consideration as the Board of Directors may deem fit.

(b)           Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any trust or equitable or other claim to, or interest in such share on the part of any other Person.

(c)           Subject to and in accordance with the provisions of the Companies Law and to all orders and regulations issued thereunder, the Board of Directors may elect to maintain one or more Registers of Shareholders outside of Israel in addition to its principal Register of Shareholders, and each such register shall be deemed a Register of Shareholders for purposes of these Articles, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

11.	Calls on Shares

(a)           The Company may, from time to time, make such calls as the Board of Directors may determine upon holders of shares in respect of any sum unpaid for shares held by such holders which is not, by the terms of issuance thereof or otherwise, payable at a fixed time, and each such holder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the Person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended and/or such Person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares in respect of which such call was made.

(b)           Notice of any call shall be given in writing to the holder(s) in question not less than fourteen (14) days prior to the time of payment, specifying the time and place of payment, and designating the Person to whom such payment shall be made, provided, however, that before the time for any such payment, the Company upon approval of the Board of Directors may, by notice in writing to such holder(s), revoke such call in whole or in part, extend such time, or alter such Person and/or place.  In the event of a call payable in installments, only one notice thereof need be given.

(c)           If, by the terms of issuance of any share or otherwise, any amount is made payable at any fixed time, every such amount shall be payable at such time as if it were a call duly made by the Company and of which due notice had been given, and all the provisions herein contained with respect to such calls shall apply to each such amount.

(d)           The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof and all interest payable thereon.

(e)           Any amount unpaid in respect of a call shall bear interest from the date on which it is payable until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and at such time(s) as the Board of Directors may prescribe.

(f)           Upon the issuance of shares, the Board of Directors may provide for differences among the holders of such shares as to the amount of calls and/or the times of payment thereof.

(g)           With the approval of the Board of Directors, any holder of shares may pay to the Company any amount not yet payable in respect of his shares. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty.

12.	Forfeiture and Surrender

(a)           If any holder fails to pay any amount payable in respect of a call, or interest thereon as provided for herein, on or before the day fixed for payment of the same, the Company, by resolution of the Board of Directors, may at any time thereafter, so long as the said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made.  Any expense incurred by the Company in attempting to collect any such amount or interest, including, inter alia, attorneys' fees and costs of suit, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of the amount payable to the Company in respect of such call.

(b)           Upon the adoption of a resolution of forfeiture, the Board of Directors shall cause notice thereof to be given to such holder, which notice shall state that, in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall not be less than fourteen (14) days and which may be extended by the Company with the approval of the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall estop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)           Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)           The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e)           Any shares forfeited or surrendered as provided herein shall become Dormant Shares and the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-issued or otherwise disposed of as the Board of Directors deems fit.

(f)           Any holder whose shares have been forfeited or surrendered shall cease to be a holder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 11(e) above, and the Company, in its discretion, may enforce the payment of such moneys, or any part thereof, but shall not be under any obligation to do so.  In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing by the holder in question (but not yet due) in respect of all shares owned by such holder, solely or jointly with another.

(g)           The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-issued or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall estop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 12.

13.	Lien

(a)           Except to the extent the same may be waived or subordinated in writing, to the extent permitted by applicable law, the Company shall have a first and paramount lien upon all the shares (other than shares which are fully paid up) registered in the name of each holder (without regard to any equitable or other claim or interest in such shares on the part of any other Person), and upon the proceeds of the sale thereof, for his debts and liabilities, solely or jointly with another, to the Company in respect of such shares, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not.  Such lien shall extend to all dividends from time to time declared in respect of such share.  Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b)           The Board of Directors may cause the Company to sell any shares subject to such lien when any such debt or liability has matured, in such manner as the Board of Directors may deem fit, but no such sale shall be made unless such debt or liability or has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such holder, his executors or administrators.

(c)           The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of such debts or liabilities of such holder (whether or not the same have matured), or any specific part of the same (as the Company may determine), and the residue (if any) shall be paid to the holder, his executors, administrators or assigns.

14.	Sale after Forfeiture or Surrender or in Enforcement of Lien

Upon any sale of shares after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint some Person to execute an instrument of transfer of the shares so sold and cause the purchaser's name to be entered in the Register of Shareholders in respect of such shares, and the purchaser shall not be bound to see to the propriety of the proceedings, or to the application of the purchase money, and after his name has been entered in the Register of Shareholders in respect of such shares, the validity of the sale shall not be impeached by any Person, and the remedy of any Person aggrieved by the sale shall be in damages only and against the Company exclusively.

15.	Redeemable Shares

The Company may, subject to applicable law, issue redeemable shares and redeem the same upon the conditions and terms determined by the Board of Directors.

TRANSFER OF SHARES

16.	Effectiveness and Registration

(a)           No transfer of shares shall be registered in the Register of Shareholders unless a proper instrument of transfer (in form and substance satisfactory to the Secretary) has been submitted to the Company or its agent, together with any share certificate(s) and such other evidence of title as the Secretary may reasonably require, and unless such transfer complies with applicable law and these Articles.  Until the transferee has been registered in the Register of Shareholders in respect of the shares so transferred, the Company may continue to treat the transferor as the owner thereof.  The Board of Directors may, from time to time, prescribe a fee for the registration of a transfer.

(b)           The Company shall be entitled to refuse to recognize a transfer deed until the certificate of the transferred share is attached to it together with any other evidence which the Board of Directors or the Secretary shall require as proof of the transferor’s right to transfer the share and payment of any transfer fee determined by the Board of Directors. Registered transfer deeds shall remain with the Company, but any transfer deed which the Company refused to register shall be returned to the transferor upon demand.

(c)           The Board of Directors may close the Register of Shareholders for a period of up to thirty (30) days in each year.

TRANSMISSION OF SHARES

17.           Decedents' Shares

(a)           In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 17(b) have been effectively invoked.

(b)           Any Person becoming entitled to a share in consequence of the death of any individual, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors or the Secretary may reasonably deem sufficient of the capacity in which he proposes to act under this Article), shall be registered as a holder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

18.           Receivers and Liquidators

(a)           The Company may recognize the receiver or liquidator or similar official of any corporate shareholder in winding-up or dissolution, or the receiver or trustee or similar official in bankruptcy or in connection with the reorganization of any shareholder, as being entitled to the shares registered in the name of such shareholder.

(b)           The receiver or liquidator or similar official of a corporate shareholder in winding-up or dissolution, or the receiver or trustee or similar official in bankruptcy or in connection with the reorganization of any shareholder, upon producing such evidence as the Board of Directors or the Secretary may deem sufficient of the capacity in which he proposes to act under this Article, shall with the consent of the Secretary, be registered as a shareholder in respect of such shares, or may, subject to the provisions as to transfer herein contained, transfer such shares.

RECORD DATE WITH RESPECT TO OWNERSHIP OF SHARES

19.           Record Dates

(a)           Notwithstanding any provision to the contrary in these Articles, for the determination of the holders entitled to receive notice of and to participate in and vote at a General Meeting or to express consent to or dissent from any corporate action in writing, the Board of Directors may fix, in advance, a record date which shall neither be earlier nor later than is permitted under applicable law.  No Persons other than holders of record of Ordinary Shares as of such record date shall be entitled to notice of and to participate in and vote at such General Meeting, or to exercise such other right, as the case may be. A determination of holders of record with respect to a General Meeting shall apply to any adjournment of such meeting, provided that the Board of Directors may fix a new record date for an adjourned meeting.

(b)           Subject to the applicable law, the holders entitled to receive payment of any dividend or other distribution or issuance of any rights, shall be the shareholders on the date upon which it was resolved to distribute the dividend or at such later date as shall be determined by, or pursuant to a resolution of, the Board of Directors.

GENERAL MEETINGS

20.           Annual General Meeting

An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place either within or without the State of Israel as may be determined by the Board of Directors.

21.           Extraordinary General Meetings

The Board of Directors may, whenever it deems fit, convene an Extraordinary General Meeting at such time and place, within or without the State of Israel, as may be determined by the Board of Directors, and shall be obliged to do so upon a demand in writing in accordance with Section 63(b) of the Companies Law, if the proposed resolution is suitable for determination by shareholders.

22.           Notice of General Meetings

(a)           The Company is required to give such prior notice of a General Meeting as required by applicable law, but in any event not less than fourteen (14) days. The Company is not required to deliver personal notice to every shareholder except to the extent required by applicable law. In any event, the accidental omission to give notice of a meeting to any shareholder or the non-receipt of notice by any of the shareholders shall not invalidate the proceedings at any meeting.

(b)            The notice of the meeting shall set forth the agenda of the meeting.

(c)            A shareholder desiring to request that the Board of Directors include a certain item on the agenda of the meeting pursuant to Section 66(b) of the Companies Law, shall, as a condition to such proposal being considered by the Board of Directors, make such request to the Company in writing at least eight (8) weeks prior to the date of the meeting (or such shorter period as may be determined by the Board of Directors).

(d)           Notwithstanding anything to the contrary in these Articles, unless otherwise provided by applicable law, notice by the Company of a General Meeting which is published in one (1) daily newspaper in the State of Israel, if at all, shall be deemed to have been duly given on the date of such publication to any shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel or whose shares of the Company are registered with a transfer agent, or listed for trade on a stock exchange, that is located in the State of Israel.

(e)           Notwithstanding anything to the contrary in these Articles, unless otherwise provided by applicable law, notice by the Company of a General Meeting or any other matter which is published via one international wire service shall be deemed to have been duly given on the date of such publication to any shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located outside the State of Israel or whose shares of the Company are registered with a transfer agent, or listed for trade on a stock exchange that is located outside the State of Israel.

PROCEEDINGS AT GENERAL MEETINGS

23.           Quorum

(a)           Two or more holders of Ordinary Shares (not in default in payment of any sum referred to in Article 12(a) hereof), present in person or by proxy and holding shares conferring in the aggregate at least one-third of the voting power of the Company shall constitute a quorum at General Meetings.  Except as set forth in this Article 23, no business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business.

(b)           If within an hour from the time set for the meeting a quorum is not present, in person or by proxy, the meeting shall stand adjourned to the same day in the next week, at the same time and place, or, if not set forth in the notice of the meeting, to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment.  No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.  At such adjourned meeting, if a quorum is not present, in person or by proxy, within a half hour from the time set, any two (2) holders of Ordinary Shares (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.  Notwithstanding anything in this Article 23 to the contrary, if the meeting was convened upon requisition pursuant to Section 63 or 64 of the Companies Law, the quorum requirement at any adjournment thereof shall be governed by the provisions of the Companies Law.

24.           Chairman of Meetings

The Chairman, if any, of the Board of Directors shall preside as Chairman at every General Meeting of the Company.  If there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes after the time fixed for the meeting or is unwilling to act as Chairman or has notified the Company that he will not attend such meeting, the holders of Ordinary Shares present (or their proxies) shall choose someone else to be Chairman.  The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting (without derogating, however, from the rights of such Chairman to vote as a holder of Ordinary Shares or proxy of a shareholder if, in fact, he is also a shareholder or a proxy).

25.           Adoption of Resolutions at General Meetings

(a)           Unless otherwise indicated herein or required by applicable law, any Shareholders Resolution shall be deemed adopted if approved by an Ordinary Majority, including without limitation, a Merger of the Company or an amendment to these Articles or the Memorandum of Association, to the extent permitted by applicable law.

(b)           Every question submitted to a General Meeting shall be decided by a show of hands, without derogating from voting by written ballot to the extent permitted, pursuant to applicable law.

(c)           A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or defeated, and an entry to that effect in the minutes book of the Company, shall be conclusive evidence of the fact without need of proof of the number or proportion of the votes recorded in favor of or against such resolution.

26.           Power to Adjourn

The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

27.           Voting Power

Subject to applicable law, and subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every holder of Ordinary Shares shall have one vote for each share registered in his name in the Register of Shareholders upon any resolution put to a vote of the holders of Ordinary Shares.

28.           Voting Rights

(a)           The shareholders entitled to vote at a General Meeting shall be the shareholders listed in the Company’s Register(s) of Shareholders on the record date, as specified in Article 19.

(b)           A company or other entity which is not an individual being a holder of Ordinary Shares of the Company may be represented by an authorized individual at any meeting of the Company.  Such authorized individual shall be entitled to exercise on behalf of such holder all the power, which the latter could have exercised if it were an individual shareholder.  Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman in his sole discretion) shall be delivered to him.

(c)           Any holder of Ordinary Shares entitled to vote at the General Meeting may vote thereat either personally or by proxy (who need not be a shareholder of the Company), or, if the shareholder is a company or other corporate body, by a representative authorized pursuant to Article 28(b).

(d)           If two or more Persons are registered in the Register of Shareholders as joint holders of any Ordinary Share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the Register of Shareholders, all subject to applicable law.

(e)           No shareholders shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by him in respect of his shares in the Company have been paid.

(f)           The Board of Directors may determine, in its discretion, the matters, if any, that may be voted upon by written ballot delivered to the Company (without attendance in person or by proxy) at a General Meeting, in addition to the matters on which shareholders are entitled to do so pursuant to applicable law.

(g)           Subject to the provisions of applicable law, the Secretary of the Company may, in his discretion, disqualify proxies, proxy cards, written ballots or any other similar instruments.

PROXIES

29.           Instrument of Appointment

(a)           The instrument appointing a proxy shall be substantially in the form provided below or any other usual or customary form or such other form as may be approved by the Board of Directors from time to time.  It shall be duly signed by the appointer or his duly authorized attorney or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

“I, the undersigned, _________________________________, being a

(name of shareholder )

shareholder of Elbit Imaging Ltd. hereby appoint

________________________ of _____________________________

(name of proxy)	(address of proxy)

as my proxy to attend and vote on my behalf at [any General Meeting of the Company] [the General Meeting of the Company to be held on the _____ day of _______ , 2____ ] and at any adjournment thereof.

Signed this ______ day of ___________, 2___ .

__________________.”

(signature of shareholder)

(b)           The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its registered office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) not less than forty-eight (48) hours before the time fixed for the meeting at which the Person named in the instrument proposes to vote, unless otherwise determined by the Chairman of the meeting.

(c)           The rights of a shareholder who is legally incapacitated to attend and/or vote at a General Meeting may be exercised by his guardian.

30.           Effect of Death of Appointer or Revocation of Appointment

A vote cast pursuant to an instrument appointing a proxy shall be valid notwithstanding the previous death of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument) or the revocation of the appointment, provided that no written notice of such death or revocation shall have been received by the Company or by the Chairman of the meeting before such vote is cast and provided, further, that the appointing shareholder, if present in person at said meeting, may revoke the authority granted by the execution of a proxy by filing with the Company a duly executed instrument appointing another proxy, on or prior to the deadline for the delivery of proxies, or by voting in person at the General Meeting.

BOARD OF DIRECTORS

31.           Powers of Board of Directors

(a)           In General

The oversight of the management of the business of the Company shall be vested in the Board of Directors, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do, and are not hereby or by law required to be exercised or done by the Company in a General Meeting.  The authority conferred on the Board of Directors by this Article 31 shall be subject to the provisions of the Companies Law, of these Articles and any resolution consistent with the Companies Law and these Articles adopted from time to time by a General Meeting, provided, however, that no such resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such resolution had not been adopted.

(b)           Borrowing Power

The Board of Directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and also may cause the Company to secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid share capital for the time being.

(c)           Reserves

The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, and the Company may invest any sum so set aside in any manner and from time to time deal with and vary such investments, and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time deem fit.

32.           Exercise of Powers of Directors

(a)           A meeting of the Board of Directors at which a quorum is present (in person, by means of a conference call or any other device allowing each director participating in such meeting to hear all the other directors participating in such meeting) shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors.

(b)           A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a simple majority of the Directors present and lawfully entitled to vote thereon (as conclusively determined by the Secretary or General Counsel, and in the absence of such determination, by the Chairman of the Audit Committee) and voting thereon.

(c)           A resolution may be adopted by the Board of Directors without convening a meeting if all Directors then in office and lawfully entitled to participate in the meeting and vote thereon (as conclusively determined by the Secretary or General Counsel, and in the absence of such determination, by the Chairman of the Audit Committee), have given their written consent (in any manner whatsoever) not to convene a meeting to discuss such matter.  Such resolution shall be adopted if approved by a majority of the Directors lawfully entitled to vote thereon (as determined as aforesaid). The Chairman of the Board of Directors shall sign the instrument evidencing any resolutions so adopted, including the decision to adopt said resolutions without a meeting.

33.           Delegation of Powers

              (a)           The Board of Directors may, subject to the provisions of the Companies Law and these Articles, delegate any of its powers to committees, each consisting of two or more Persons (all of whose members must be Directors), and it may from time to time revoke such delegation or alter the composition of any such committee.  Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors.  The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by the Companies Law or any regulations adopted by the Board of Directors under this Article. Notwithstanding the foregoing, the Chairman of a Committee of the Board of Directors shall not have a casting vote. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

(b)           Without derogating from the provisions of Article 46, the Board of Directors may, subject to the provisions of the Companies Law, from time to time appoint a Secretary to the Company, as well as any officers of the Company, and may terminate the service of any such Person, and also may cause the Company to engage employees, agents and independent contractors and to terminate the service of any such Person, all as the Board of Directors may deem fit.  Without derogating from the provisions of Article 46, the Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the compensation terms of all such Persons, and may require security in such cases and in such amounts as it deems fit.

34.           Number of Directors

(a)           The Board of Directors shall include at least four (4) Directors and not more than seven (7) Directors in addition to two (2) External Directors (or such other number of External Directors as shall be required by applicable law).

(b)           The requirements of the Companies Law applicable to an External Director shall prevail over the provisions of these Articles to the extent that these Articles are inconsistent with the Companies Law, and shall apply to the extent that these Articles are silent.

35.           Election and Removal of Directors

(a)           ~~The~~ Subject to Article 35(b) below, the Directors shall be elected at each Annual General Meeting and shall serve in office until the close of the next Annual General Meeting at which one or more Directors are elected, unless their office becomes vacant earlier in accordance with the provisions of these Articles. Each Director shall be elected by a Shareholders Resolution at the Annual General Meeting by the vote of the holders of a simple majority of the voting power represented at such meeting in person or by proxy and voting on such election; provided, however, that External Directors shall be elected in accordance with the Companies Law. The elected Directors shall commence their terms immediately upon election, unless a later effective date is stated in the resolution with respect to their election.

(b)           Notwithstanding the other provisions of these Articles, one or more Directors may be elected by a Shareholders Resolution at an Extraordinary General Meeting. Any Director appointed or elected in such manner (excluding an External Director) shall serve in office until the next Annual General Meeting at which one or more Directors are elected, unless his office becomes vacant earlier in accordance with the provisions of these Articles.

 (c)           An elected External Director shall commence his term from the date of, and shall serve for the period stated in, the resolution of the General Meeting at which he was elected, unless his office becomes vacant earlier in accordance with the provisions of the Companies Law.

(d)           A Director may serve for multiple terms, provided, however, that the terms of an External Director shall be limited in accordance with applicable law.

(e)           The General Meeting shall be entitled to remove any Director(s) from office by a Shareholder Resolution, all subject to applicable law. The Board of Directors shall be entitled to remove from office any Director(s) appointed by the Board of Directors.

36.           Qualification of Directors

No Person shall be disqualified to serve as a Director by reason of his not holding shares in the Company.

37.           Vacancies in the Board of Directors

(a)           Notwithstanding anything to the contrary in these Articles, ~~any vacancy in~~ as long as the ~~Board~~ number of Directors~~, however occurring, including a vacancy resulting from an enlargement of~~ serving on the Board of Directors ~~by resolution of~~ is less than the maximal number of Directors under Article 34(a), the Board of Directors~~,~~ may ~~be filled by resolution of~~ act to appoint Directors to the Board of Directors. A Director elected to fill a vacancy shall be elected to hold office until the next Annual General Meeting at which one or more Directors are elected, unless his office becomes vacant earlier in accordance with the provisions of these Articles.

(b)           In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, provided, however, that if they number less than the minimum number set forth in Article 34(a) hereof, they may only act in an emergency (as determined in their absolute discretion), may appoint one or more Directors and call one or more General Meetings for any purpose.

38.           Vacation of Office

(a)           The office of a Director shall be vacated, ipso facto, upon his death, or if he be found mentally incapacitated, or upon the conviction of a crime enumerated in the Companies Law or as otherwise provided by applicable law.

(b)           The office of a Director shall be vacated by his written resignation. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

39.           Remuneration of Directors

No Director shall be paid any remuneration by the Company for his services as Director except as may be approved pursuant to the provisions of the Companies Law.  Except as otherwise provided by applicable law, reimbursement of expenses incurred by a Director in carrying out his duties as such shall be made pursuant to the policy in this respect as determined by the Board of Directors and in effect from time to time.

40.           Conflict of Interests

(a)           Subject to the provisions of the Companies Law, the Company may enter into any contract or otherwise transact any business with any Director in which contract or business such Director has a Personal Interest, directly or indirectly; and may enter into any contract of otherwise transact any business with any third party in which contract or business a Director has a Personal Interest, directly or indirectly.

(b)           ~~A~~ Unless otherwise required by the Companies Law, a Transaction (other than an Extraordinary Transaction or a Transaction with respect to terms of engagement and compensation that is subject, among others to the approval of the compensation committee under the Companies Law) between the Company and an Office Holder or Controlling Person of the Company, or in which an Office Holder or Controlling Person of the Company has a Personal Interest, may be approved by:

(i) the Audit Committee – without any monetary limit; or

(ii) the Board of Directors – without any monetary limit~~; or~~

~~(iii) the Company's authorized officer(s) in accordance with the Company’s signatory rights (provided that no such approval may be given by any signatory who has a Personal Interest in the transaction).  Any such approval may relate to a specific Transaction or to a general category of Transactions~~.

41.           Alternate Director

(a)           A Director may, by written notice to the Company, appoint an individual as an alternate for himself (“Alternate Director”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. The appointment of an Alternate Director by any Director other than the Chairman of the Board of Directors shall be subject to the consent of the Chairman of the Board of Directors, and the appointment of an Alternate Director by the Chairman of the Board of Directors shall be valid unless objected to by a majority of the other Directors. Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for an indefinite period and for all purposes.

(b)           Any notice given to the Company pursuant to Article 41(a) shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

(c)           An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided, however, that he may not in turn appoint an alternate for himself, and provided further that an Alternate Director shall have no standing at any meeting of the Board of Directors or any committee thereof while the Director who appointed him is present at such meeting.

(d)           An Alternate Director shall alone be responsible for his own acts and omissions, and he shall not be deemed the agent of the Director who appointed him.

(e)           The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 38, and such office shall ipso facto be vacated if the Director who appointed such Alternate Director ceases to be a Director.

(f)           Notwithstanding Article 41(a), (i) no Person shall be appointed as the Alternate Director for more than one Director and (ii) except as otherwise specifically permitted by the Companies Law, (A) no External Director may appoint an Alternate Director and (B) no Director may serve as an Alternate Director.

PROCEEDINGS OF THE BOARD OF DIRECTORS

42.           Meetings

(a)           The Board of Directors may meet and adjourn its meetings according to the Company’s needs but at least once in every three (3) months, and otherwise regulate such meetings and proceedings as the Directors think fit.  Notice of the meetings of the Board of Directors shall be sent to each Director at the last address that the Director provided to the Company, or via telephone, facsimile or e-mail message, to the last telephone number, fax number or e-mail address, as applicable, that the Director provided to the Company.

(b)           Any two (2) Directors may, at any time, convene a meeting of the Board of Directors, but not less than seventy-two (72) hours' notice shall be given of any meeting so convened, provided that the Chairman of the Board of Directors or the Vice Chairman of the Board of Directors may convene a meeting of the Board of Directors upon not less than twenty-four (24) hours written notice, and further provided, that the Board of Directors may convene a meeting without such prior notice with the consent of all of the Directors who are lawfully entitled to participate in and vote at such meeting  (as conclusively determined by the Secretary or General Counsel, and in the absence of such determination, by the Chairman of the Audit Committee).  The notice of a meeting of the Board of Directors shall describe the agenda for such meeting in reasonable detail, as determined by those convening such meeting. The failure to give notice to a Director in the manner required hereby may be waived by such Director. In urgent situations, a meeting of the Board of Directors can be convened without any prior notice with the consent of a majority of the Directors, including a majority of those who are lawfully entitled to participate in and vote at such meeting (as conclusively determined by the Secretary or General Counsel, and in the absence of such determination, by the Chairman of the Audit Committee).

43.           Quorum

Unless otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by any other means of communication by which the Directors may hear each other simultaneously, of at least a majority of the Directors then in office who are lawfully entitled to participate in the meeting and vote thereon (as conclusively determined by the Secretary or General Counsel, and in the absence of such determination, by the Chairman of the Audit Committee). No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present as aforesaid.

44.	Chairman of the Board of Directors

(a)           The Board of Directors may from time to time elect one of its members to be the Chairman of the Board of Directors, remove such Chairman from office and appoint another in his place.

(b)           The Chairman, if any, of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes after the time fixed for the meeting, or is unwilling to act as Chairman or has notified the Company that he will not attend such meeting, the Directors present shall choose one of their number to be the Chairman of such meeting. The office of Chairman shall not, by itself, entitle the holder thereof to vote at any meeting of the Board of Directors nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a Director of the Company).

45.	Validity of Acts Despite Defects

Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any Person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the process or in the appointment of the participants in such meetings or any of them or any Person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

GENERAL MANAGER

46.	General Manager

(a)           The Board of Directors may from time to time appoint one or more Persons, whether or not Directors, as general managers (the “General Manager(s)”) of the Company and may confer upon such Person(s), and from time to time modify or revoke, such title(s) (including Managing Director, President, Chief Executive Officer, Director General or any similar or dissimilar title) and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe.  Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to the provisions of the Companies Law and of any contract between any such Person and the Company) fix his or their compensation terms, remove or dismiss him or them from office, or assume his or their authorities with respect to a specific matter or period of time.

(b)           The General Manager shall have the authority, in his discretion, to appoint any Person to become an Office Holder (other than a Director) ~~and fix his remuneration~~.  ~~The General Manager shall have the authority, in his discretion, to promote or demote, or to increase or decrease any remuneration of, any other Office Holder (other than a Director) who reports directly or indirectly to the General Manager, provided that such matter is not considered an Extraordinary Transaction.~~ Nothing in this Article 46(b) shall derogate from the authority of the Board of Directors.

MINUTES

47.	Minutes

(a)           Minutes of each General Meeting and of each meeting of the Board of Directors and any Committees thereof shall be recorded and duly entered in books provided for that purpose.  Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat.

(b)           Any minutes as aforesaid, if purporting to be signed by the Chairman of the meeting, shall constitute prima facie evidence of the matters recorded therein.

DIVIDENDS

48.	Declaration and Payment of Dividends

(a)           Subject to the Companies Law, the Board of Directors may from time to time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be appropriate.  Subject to the Companies Law, the Board of Directors shall determine the time for payment of such dividends, and the record date for determining the shareholders entitled thereto.

(b)           The Company’s obligation to pay dividends or any other amount in respect of shares, may be set-off by the Company against any indebtedness, however arising, liquidated or non-liquidated, of the Person entitled to receive the dividend. The provisions contained in this Article shall not prejudice any other right or remedy vested with the Company pursuant to these Articles or otherwise.

49.	Amount Payable by Way of Dividends

Subject to the rights of the holders of shares with special rights as to dividends, any dividend paid by the Company shall be allocated among the shareholders entitled thereto in proportion to their respective holdings of the shares in respect of which such dividend is being paid.

50.           Interest

No dividend shall carry interest as against the Company.

51.           Form of Dividend

Upon the declaration of the Board of Directors, a dividend may be paid, wholly or partly, by the distribution of cash or specific assets of the Company or by distribution of securities of the Company or of any other companies, or in any one or more of such ways.

52.	Retention of Dividends

The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any Person is, under Articles 17 or 18, entitled to become a shareholder, or which any Person is, under said Articles, entitled to transfer, until such Person shall become a shareholder in respect of such share or shall transfer the same.

53.	Unclaimed Dividends

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by and for the benefit of the Company until claimed.  The payment by the Company of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of seven (7) years from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a Person who would have been entitled thereto had the same not reverted to the Company.

FINANCIAL STATEMENTS

54.           Financial Statements

The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of applicable law.  Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors.  No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by a Shareholders Resolution.  The Company shall not be required to send copies of its financial statements to the shareholders.

AUDITORS

55.	Outside Auditor

The outside auditor of the Company shall be recommended by the Audit Committee and elected by Shareholder Resolution at each Annual General Meeting and shall serve until the next Annual General Meeting or its earlier removal or replacement by Shareholder Resolution. The Board of Directors shall have the authority to fix, in its discretion, the remuneration of the auditor for audit and any other services, or to delegate such authority to the Audit Committee.

56.	Internal Auditor

The internal auditor of the Company shall be subject to the administrative supervision of the Chairman of the Board of Directors and shall present all its proposed work plans to the Audit Committee, which shall have the authority to approve them subject to any modifications in its discretion.

EXEMPTION, INSURANCE AND INDEMNITY

57.           Exemption, Insurance and Indemnity

(a)	Insurance of Office Holders:

i.	The Company may insure the liability of any Office Holder therein to the fullest extent permitted by law.

ii.
Without derogating from the aforesaid the Company may enter into a contract to insure the liability of an Office Holder therein for an obligation imposed on him in consequence of an act done in his capacity as an Office Holder therein, in any of the following cases:

1.	A breach of the duty of care vis-à-vis the Company or vis-à-vis another Person;

2.	A breach of the duty of loyalty vis-à-vis the Company, provided that the Office Holder acted in good faith and had reasonable basis to believe that the act would not harm the Company;

3.	A monetary obligation imposed on him in favor of another Person;

4.
Reasonable litigation expenses, including attorney fees, incurred by the Office Holder as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968, as amended (the "Securities Law") and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees; or

5.	Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Office Holder in the Company.

(b)	Indemnity of Office Holders:

i.
The Company may indemnify an Office Holder therein, retroactively or pursuant to an advance undertaking, to the fullest extent permitted by law. Without derogating from the aforesaid the Company may indemnify an Office Holder in the Company for liability or expense incurred by him or imposed on him in consequence of an action made by him in the capacity of his position as an Office Holder in the Company, as follows:

1.
Any financial liability ~~he incurs or~~ imposed on him in favor of another Person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by a court.

2.
Reasonable litigation expenses, including legal fees, incurred by the Office Holder or which he was ordered to pay by a court, within the framework of proceedings filed against him by or on behalf of the Company, or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a criminal offense which does not require proof of criminal intent.

3.
Reasonable litigation expenses, including legal fees he incurs due to an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or proceeding, and which was ended without filing an indictment against him and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without filing an indictment against him, but with the imposition of a financial obligation, as a substitute for a criminal proceeding relating to an offence which does not require proof of criminal intent, within the meaning of the relevant terms in the Companies Law, or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

ii.
Advance Indemnity The Company may indemnify an Office Holder therein, except as provided by applicable law.  The Company may give an advance undertaking to indemnify an Office Holder therein in respect of the following matters:

1.
Matters as detailed in Article 57(b)(i)(1), provided, however, that the undertaking is restricted to events, which in the opinion of the Board of Directors, are foreseeable in light of the Company’s actual activity at the time of granting the obligation to indemnify and is limited to a sum or measurement determined by the Board of Directors as reasonable under the circumstances. The indemnification undertaking shall specify the events that, in the opinion of the Board of Directors are foreseeable in light of the Company’s actual activity at the time of grant of the indemnification and the sum or measurement, which the Board of Directors determined to be reasonable under the circumstances;

2.	Matters as detailed in Article 57(b)(i)(2) and 57(b)(i)(3); and

3.	Any matter permitted by applicable law.

iii.
The aggregate indemnification amount paid pursuant to Article 57(b)(ii) shall not exceed the lower of (i) 25% of the shareholders’ equity of the Company as of the date of actual payment by the Company of the indemnification amount (as set forth in the Company’s most recent consolidated financial statements prior to such payment); and (ii) 40 million USD, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company, with respect to matters covered by such indemnification.

(c)
Exemption of Office Holders.  The Company may exempt an Office Holder therein in advance and retroactively for all or any of his liability for damage in consequence of a breach of the duty of care vis-à-vis the Company, to the fullest extent permitted by law.

(d)	Insurance, Exemption and Indemnity – General.

i.
The provisions of this Article 57 with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exemption in connection with a person who is not an Office Holder of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law.

ii.
Articles 57(a) through 57(d) shall apply mutatis mutandis in respect of the grant of insurance, exemption and/or indemnification for Persons serving on behalf of the Company as Office Holders in companies controlled by the Company, or in which the Company has an interest.

iii.
An undertaking to insure, exempt and indemnify an Office Holder in the Company as set forth above shall remain in full force and effect even following the termination of such Office Holder’s service with the Company.

iv.
Any amendment to the Companies Law, the Securities Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 57 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law, the Securities Law or such other applicable law.

NOTICES

58.	Notices

(a)           Any written notice or other document may be served by the Company upon any shareholder either personally, or by facsimile transmission, or by sending it by prepaid mail (airmail or overnight air courier, if being sent from any country to a destination outside such country) or electronic mail addressed to such shareholder at his address as set forth in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents.  Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company, or by facsimile transmission, or by sending it by prepaid registered mail (airmail or overnight air courier if being sent from any country outside Israel) to the Company at its registered office.  Any such notice or other document shall be deemed to have been served (i) in the case of mailing, three (3) days after it has been posted, or when actually received by the addressee if sooner than three (3) days, after it has been posted; (ii) in the case of overnight air courier, on the second business day following the day sent; (iii) in the case of personal delivery, on the date such notice was actually tendered in person to such shareholder (or to the Secretary or the General Manager); (iv) in the case of facsimile transmission, on the date on which the sender receives automatic electronic confirmation that such notice was successfully transmitted; or (v) in the case of electronic mail, on the date on which the sender receives telephonic or written confirmation that such notice was received.   If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 58(a).

(b)           All notices to be given to the shareholders shall, with respect to any share to which Persons are jointly entitled, be given to whichever of such Persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to the holders of such share.

(c)           Any shareholder whose address is not specified in the Register of Shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

RIGHTS OF SIGNATURE

59.	Rights of Signature

The Board of Directors shall be entitled to authorize any Person or Persons (who need not be officers or Directors) to act and sign on behalf of the Company, and the acts and signature of such Person(s) on behalf of the Company with the Company’s stamp or printed name shall bind the Company insofar as such Person(s) acted and signed within the scope of his or their authority.

WINDING UP

60.           Winding Up

(a)           Notwithstanding anything to the contrary in these Articles, a Shareholders Resolution approved by 75% of the voting shares represented at such meeting in person or by proxy is required to approve the voluntary winding up of the Company.

(b)           If the Company be wound up, liquidated or dissolved, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, if any, the assets of the Company legally available for distribution among the shareholders, after payment of all debts and other liabilities of the Company, shall be distributed to the shareholders in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made, provided, however, that if a class of shares has no nominal value, then the assets of the Company legally available for distribution among the holders of such class shall be distributed to them in proportion of their respective holdings of the shares in respect of which such distribution is made.

Appendix B

Amendments to the Company's Memorandum of Associatio

THE MEMORANDUM OF ASSOCIATION

1) Name of the Company:

a)       In English: ELBIT IMAGING LTD.

b)       In Hebrew: אלביט הדמיה בע"מ

2) Objects of the Company:

(a)       To engage in the development, production, assembly, marketing, sale and service of technological and electronic systems in the field of medical imaging and ancillary products.

(b)       To engage in any business or occupation for the purposes of gain, as will be determined or defined by the Board of Directors of the Company from time to time.

3. Limitation of Liability:

The liability of the members is limited.

4. The share capital:

The authorized share capital of the Company is seven hundred million (700,000,000) Ordinary Shares, of no par value ~~fifty million New Israeli Shekels (NIS 50,000,000) divided into fifty million (50,000,000) Ordinary Shares, par value NIS 1.00 per share each~~, having equal rights.

We, the undersigned hereunder wish to become associated as a company in accordance with this Memorandum of Association and we agree to take up the number of the shares of the capitals of the Company as are registered beside his name.

Details of the subscriber	No. of shares taken up	Signatures

1. Aya Yoffe, identity number 23940430	1	( - )
2. Esther Dallal, identity number 23637119	1	( - )

Dated the 9th day of the month of July 1996 Witness to signature Signature (_______)

Appendix C

Risk Factors

The following is a list of the material risk factors that may affect our business and our results of operations. We cannot predict nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those projected in any forward-looking statement. Furthermore, we cannot assess the occurrence, probability or likelihood of any such risk factor, or a combination of factors, to materialize, nor can we provide assurance that we will not be subject to additional risk factors resulting from local and/or global changes and developments not under our control that might impact our businesses or the markets in which we operate.

GENERAL RISKS

If the Arrangement does not come into effect, our failure to meet certain payment obligations and comply with certain financial covenants relating to certain of our bank loans, our recent ceasing to make payments of principal and interest outstanding under our Notes, our entering into the Letter of Undertakings, the resulting cross-defaults under our subsidiaries' loan agreements (for which we serve as guarantor) and the lawsuits that have recently been filed against us and additional creditor lawsuits that will be filed against us may materially harm our operations and financial results and may result in our liquidation. Accordingly, there is substantial doubt about our ability to continue as a going concern.

As of December 31, 2012, we failed to comply with certain financial covenants relating to our bank loans in the aggregate amount of NIS 290 million (approximately $78 million). In addition, in February 2013 we ceased making payments of outstanding principal under our publicly-traded Series A and Series B notes and payments of interest under all our Notes in the aggregate outstanding principal amount of NIS 2,404 million (approximately $644 million) as of March 31, 2013. Thereafter we ceased to make payments of outstanding principal under all our Notes, and on March 19, 2013, we entered into the Letter of Undertakings, which includes a provision that we not make any further payments to our Note holders and (except for certain payments to our secured creditors) to our financial creditors. Our obligations under the Letter of Undertakings caused a failure to meet certain payment obligations under bank loan agreements to which we are a party. These defaults also triggered cross-defaults under the loan agreements of our subsidiaries, for which we serve as guarantor.

On April 4, 2013, trustees of our Series B notes, which represented an outstanding balance of approximately NIS 16.5 million (approximately $4.4 million), submitted a motion to the Court to appoint a temporary liquidator and liquidate our company due to our suspending of making payments of principal and interest under the Notes. On April 14, 2013, we submitted a statement of defense with respect to the motion to appoint a temporary liquidator, and on May 7, 2013 the trustees submitted a request to withdraw the motion to appoint a temporary liquidator which was accepted by the Court. On June 3, 2013, the Court suspended the liquidation request of the trustees of the Series B notes. Upon liquidation, our ordinary shares would be delisted from trading and would almost certainly have no value.

In addition, a class action lawsuit has been filed against us by our Note holders due to our suspending of making payments of principal and interest under the Notes. We are required to file our response to the lawsuit by October 15, 2013 and an initial hearing is set for December 4, 2013.

It is possible that we will not receive all requisite approvals for the Arrangement and that the Arrangement will not come into effect, and that challenges by third parties or other events outside our control could prevent or delay the effectiveness or the implementation of the Arrangement or result in its not becoming effective or its termination. In the event the Arrangement does not come into effect this may result in the Court ordering the liquidation of our company.

As of the date of this proxy statement there is substantial doubt about our ability to continue as a going concern as a result of our failure to comply with the financial covenants under certain of our bank loans, our defaults under our Notes, the resulting cross-defaults under the loan agreements for our subsidiaries, the lawsuits that have been filed against us and any additional lawsuits that may be filed against us in regards to our outstanding indebtedness, and the uncertainty whether the Arrangement will come into effect, and these could materially harm our operations and financial results and may result in the Court ordering our liquidation.

If the Arrangement does not come into effect, we may request a stay of all legal proceedings instituted against us, which could adversely affect our business and operations and may result in our liquidation.

If the Arrangement does not come into effect for any reason, we may file a petition with the Court for a stay of all legal proceedings instituted against us. Our filing of a petition for a stay of proceedings, even if denied, suspended or withdrawn, could adversely affect our business and operations in various ways. For example, negative events or publicity associated with our proposed stay of proceedings could adversely affect our sales and relationships with our existing and potential customers, as well as with vendors and employees, which in turn could adversely affect our operations and financial condition. In addition, normally during the period of a stay of proceedings, our business would continue to function under the supervision of a trustee appointed by the Court.  The trustee would replace our Board of Directors and have full authority to control our business.

If the Court approves a stay of proceedings, our operations, including our ability to execute our business plan, would be subject to various risks and uncertainties, including the following:

•
The stay of proceedings order will be effective only in Israel while most of our businesses and assets are located abroad and, hence, might not be covered under the stay of proceedings and will still be subject and exposed to the initiation of legal proceedings in other countries in which such operations are conducted;

•	Actions and decisions of the trustee, or delays in taking important business decisions, may adversely affect our business;

•
Actions and decisions of our various creditors (including the Note holders and, in particular, the holders of our Series A and Series B notes (which submitted the motion to the Court to liquidate our company, as described above)) and other third parties with interests in our stay of proceedings may be inconsistent with our business plan;

•	Our secured creditors may likely take possession of the security we have provided under our loan agreements with them;

•
Our business partners, third-party sources of financing, suppliers, customers and other third-party suppliers with whom we have established or developed business relationships, might cease engaging in business relations with us and, in the countries that will not be subject to the stay of proceedings order, may initiate legal proceedings against us;

•	We could lose our ability to obtain and maintain commercially reasonable terms with vendors and service providers;

•	Our ability to maintain customer contracts and sign new ones that are critical to our operations could be reduced;

•	We might not be able to retain management and other key personnel; and

•	Risks associated with third parties seeking and obtaining court approval to terminate or shorten the period for us to propose and confirm a plan of reorganization or to appoint a trustee.

Because of the risks and uncertainties associated with a petition for a stay of proceedings, such a stay of proceedings could materially harm our operations and financial results and may result in our liquidation.

If the Arrangement comes into effect, holders of our ordinary shares will experience significant dilution as a result of the conversion of our Notes into our ordinary shares under the terms of the Arrangement. In addition, there may not be sufficient liquidity for our ordinary shares, and the market price for our ordinary shares may fluctuate and decline significantly.

According to the terms of the Arrangement, the outstanding balance under the Notes and any of our other unsecured loans (which together, as of June 30, 2013, equaled approximately NIS 2,514 million (approximately $695 million) would be converted into ordinary shares, representing immediately following such conversion 90% of our total share capital on a fully diluted basis (excluding any warrants to purchase ordinary shares, any new warrants issued as part of the Arrangement and any stock options to purchase ordinary shares (either currently outstanding or that may be issued following the Arrangement) granted under our stock option plans), and new notes. As a result, in the event that the Arrangement comes into effect holders of our ordinary shares will experience significant dilution.

In addition, there may be an adverse effect on the market price of our shares as a result of a substantial number of shares being sold or available for sale in the future. If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the conversion of the Notes, the market price of our ordinary shares may fall. The ordinary shares that may be issued as a result of conversion of Notes by our Note holders are expected to be freely tradable, and the Note holders may promptly try to sell such shares. There is no assurance that there will be sufficient liquidity to enable such sales.  Such sales, and the potential for such sales, could cause the market price of our ordinary shares to decline significantly. They also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Even if the Arrangement come into effect, we may face the initiation of legal proceedings against us by Bank Hapolaim B.M., which could adversely affect our business and operations and may result in our liquidation.

On June 5, 2013, we received a letter from Bank Hapoalim B.M. (the "Bank"), demanding repayment within seven days of the outstanding balance of approximately $58.15 million (approximately NIS 213.47 million) due primarily under the loans made by the Bank to us. On June 11, 2013, we filed a motion for a temporary restraining order against the Bank, prohibiting the Bank from taking any action in accordance with the acceleration notice. The Bank and we reached an agreement that the Bank will not realize its lien on our shares of PC without giving us seven days prior notice, and on June 20, 2013, we filed a motion with the Court, with the consent of the Bank, requesting the Bank withdraw its motion for a temporary restraining order and its related complaint. On June 20, 2013, the Court issued an order denying our motion and complaint in part but ordering the Bank that any realization of its liens (whether in Israel or outside of Israel) must be effected with transparency and in good faith in the context of insolvency proceedings before the Court, while taking into consideration our other creditors, to the extent possible, and the mitigation of their damages. On July 10, 2013, the Bank notified us that it intends to reserve all of its rights under the acceleration notice it provided to us on June 5, 2013, and that any Arrangement will not derogate from such rights. Even if the Arrangement will become effective, there is no assurance that the Bank will not renew its proceedings against us and, as a result, seize the collateral underlying our obligations under our loan agreement with the Bank, including the pledge over 29% of the shares of PC which, by itself, would have a material adverse effect on us and our ability to meet our obligations.

We have significant capital needs and additional financing may not be available, even if the Arrangement comes into effect.

The sectors in which we compete are capital intensive. We require substantial up-front expenditures for land acquisition, development and construction costs, investment in the yielding asset market, investments in research and development, investment in our retail brands as well as for the ongoing maintenance of our hotels or operation of our commercial centers. In addition, following construction, additional financing is necessary to maintain the centers in good condition until they are almost fully leased to tenants and sold. Accordingly, we require substantial amounts of cash and financing for our operations. Likewise, our subsidiary PC, of which we own approximately 62.5% of its share capital, requires substantial amounts of cash and financing for its operations and to make payments on its outstanding indebtedness. Even if the Arrangement comes into effect we cannot be certain that our own capital will be sufficient to support such future development or that such external financing would be available on favorable terms, on a timely basis or at all. Furthermore, any changes in the global economy, real estate or business environments in which we operate, any negative trend in the capital markets, and/or decrease in our credit rating or the credit rating of our securities, might have a material adverse effect on our ability to raise capital.

Even if the Arrangement comes into effect, as a result of the limitations imposed under the Arrangement on our raising additional financing through the issuance of new traded notes and as a result of our suspension of making payments on the principal and outstanding interest under our outstanding Notes, we may be prevented from or experience difficulties raising additional financing through issuances of new Israeli traded notes at attractive terms or at all. In addition, PC may still be required to raise additional financing to fund its operations and to make payments on its outstanding indebtedness. Also, during 2008 the world markets experienced a financial crisis from which they have not recovered that, among other things, resulted in lower liquidity in the capital markets and lower liquidity in bank financing for real property projects. The financial crisis also affected our ability to obtain financing in Central and Eastern Europe ("CEE") and India for our commercial shopping centers and residential projects in those countries. Lower liquidity may result in difficulties to raise additional debt or less favorable interest rates for such debt, which may impact the development of our projects as well as the ability of the potential purchasers thereof to finance such purchases. In addition, construction loan agreements generally permit the drawdown of the loan funds against the achievement of pre-determined construction and space leasing or selling milestones. If we fail to achieve these milestones (including as a result of the global financial crisis and the significant decrease in the number and volume of transactions in general), the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule. If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to develop existing projects and to undertake additional development projects may be limited and our future profits and results of operations could be materially adversely affected. Our inability to obtain financing may affect our ability to construct or acquire additional land plots, shopping centers and hotels, and we may experience delays in planned renovation or maintenance of our hotels and commercial centers, or in completion of the construction of our trading property that could have a material adverse effect on our results of operations. Our inability to obtain financing may also affect our ability to refinance our existing debt, if necessary, which may have a material adverse effect on our results of operations and cash flow.

In addition, as discussed in the risk factor below "- Our annual and quarterly results may fluctuate, which may cause the market price of our shares and Notes to decline." our quarterly and annual operating results have fluctuated, and may in the future continue to fluctuate, significantly. If we were in need of cash and financing for our operations at a time when our results were low, this may also have an impact on our ability to fund or successfully obtain financing to fund our planned projects and other expenditures.

Conditions and changes in the local and global economic environments including recent financial crises may adversely affect our business and financial results including our ability to comply with certain financial covenants.

Adverse economic conditions in markets in which we operate can harm our business. In recent years, global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. These economic factors include diminished liquidity and tighter credit conditions, leading to decreased credit availability, as well as declines in economic growth, employment levels, purchasing power and the size and amount of transactions. The duration, scope and effects of the recent economic instability cannot yet be determined. Partly as a result, entire industries have faced and may be facing extreme contraction and even the prospect of collapse. In addition, recent concerns regarding the possibility of sovereign debt defaults by European Union member countries, such as Greece and Cyprus, each of which is facing possible default of its sovereign debt obligations, as well as Spain, Italy and the United States, the sovereign debt obligations of which were recently downgraded, has disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. These risks may be elevated with respect to our interactions with third parties with substantial operations in countries where current economic conditions are the most severe, particularly where such third parties are themselves exposed to sovereign risk from business interactions directly with fiscally-challenged government payers.

The credit crisis could have a number of follow-on effects on our business, including a possible: (i) decrease in asset values that are deemed to be other than temporary, which may result in impairment losses and possible noncompliance with certain financial covenants in credit and loan agreements to which we are a party, including but not limited to as a result of the decrease in the value of our collateral loan to value (LTV) (including the decrease in the value of real estate or securities which are pledged to banks),  (ii) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and other sources of funding in the future on terms favorable to us, and engage with co-investors for additional investments in the yielding assets market, (iii) slow-down in our business, resulting from lower consumer expenditure, inability of consumers to pay for products and services, insolvency of consumers or insolvency of key partners, and (iv) imposition of regulatory limitations on financial institutions with respect to their ability to provide financing to companies such as us and/or projects such as those in which we are engaged, while creating a credit crunch. If such financial and economic uncertainty continues, it may materially adversely affect our results of operations and may increase the difficulty for us to accurately forecast and plan future business.

Our high leverage could adversely affect our ability to operate our business.

We are highly leveraged and have significant debt service obligations, including bank debt and, unless and until such time as the Arrangement comes into effect, Notes issued in public offerings to investors in Israel. As a result of this high leverage, we have filed the Arrangement and are seeking its approval in order to restructure this outstanding indebtedness, provided however that the final terms of the Arrangement may differ from what we have proposed and include a higher amount of indebtedness. In addition, we may incur additional debt from time to time to finance acquisitions or the development of projects, for capital expenditures or for other purposes. Even if the Arrangement comes into effect we will have substantial debt service obligations, consisting of required cash payments of principal and interest, for the foreseeable future.

Some of our lenders require us to maintain and comply with certain financial and operational covenants. Our ability to comply with these covenants may be affected by events beyond our control. As of December 31, 2012, we failed to comply with certain financial covenants relating to our bank loans. In addition, in February 2013 we ceased making payments of outstanding principal under our Series A and Series B notes and payments of interest under Notes. Thereafter we ceased to make payments of outstanding principal under all our Notes, and on March 19, 2013, we entered into the Letter of Undertakings with the trustees of our Series 1, C, D, E, F and G Note holders that includes a provision that we not make any further payments to our Note holders and (except for certain payments to our secured creditors) to our creditors. Our obligations under the Letter of Undertakings caused a failed to meet certain payment obligations under bank loan agreements to which we are a party. These defaults also triggered cross-defaults under certain of our other loan agreements and for those of our subsidiaries, for which we serve as guarantor. As discussed in the risk factor above "If the proposed arrangement of our current debt does not come into effect, our failure to meet certain payment obligations and comply with certain financial covenants relating to certain of our bank loans, our recent ceasing to make payments of principal and interest outstanding under our Notes, our entering into the Letter of Undertakings, the resulting cross-defaults under our subsidiaries' loan agreements (for which we serve as guarantor) and the lawsuits that have recently been filed against us and additional creditor lawsuits that will be filed against us may materially harm our operations and financial results and may result in our liquidation. Accordingly, there is substantial doubt about our ability to continue as a going concern.", there is substantial doubt about our ability to continue as a going concern and these lawsuits and any additional lawsuits that may be filed against us in regards to our outstanding indebtedness could materially harm our operations and financial results and result in the Court ordering our liquidation. As a result of our default under the loan agreements, our failure to comply with the financial covenants under certain bank loans, our defaults under our Notes, which resulted in cross-defaults under the loan agreements, the lenders thereunder could elect to declare all outstanding borrowings immediately due together with accrued and unpaid interest and other fees. On March 20, 2013, we received a letter from Bank Leumi le-Israel B.M. ("Bank Leumi") demanding repayment within ten days of the outstanding balance of approximately $14.1 million (approximately NIS 53 million) due primarily under the loans made by Bank Leumi to us. On May 21, 2013, we received a notice from Bank Leumi stating that Bank Leumi plans to exercise its rights to withdraw the securities deposited by us in our securities accounts with Bank Leumi as security for our obligations to Bank Leumi (and which had a market price equal to approximately NIS 8 million (approximately $2.2 million), and sell such securities to partially offset our outstanding obligations to Bank Leumi in the approximate amount of $12.9 million. In addition, we received a series of notices from Bank Leumi stating that, beginning May 27, 2013, Bank Leumi will terminate the credit lines provided by it to certain accounts maintained by us and two of our subsidiaries at the bank and that following such date any outstanding interest remaining in such accounts will begin accruing interest at an extraordinary rate, despite the fact that those subsidiaries have credit balance in those accounts.

On June 5, 2013, we received a letter from the Bank, demanding repayment within seven days of the outstanding balance of approximately $58.15 million (approximately NIS 213.47 million) due primarily under the loans made by the Bank to us. On June 11, 2013, we filed a motion for a temporary restraining order against the Bank, prohibiting the Bank from taking any action in accordance with the acceleration notice. The Bank and we reached an agreement that the Bank will not realize its lien on our shares of PC without giving us seven days prior notice, and on June 20, 2013, we filed a motion with the Court, with the consent of the Bank, requesting the Bank withdraw its motion for a temporary restraining order and its related complaint. On June 20, 2013, the Court issued an order denying our motion and complaint in part but ordering the Bank that any realization of its liens (whether in Israel or outside of Israel) must be effected with transparency and in good faith in the context of insolvency proceedings before the Court, while taking into consideration our other creditors, to the extent possible, and the mitigation of their damages. On July 10, 2013, the Bank notified us that it intends to reserve all of its rights under the acceleration notice it provided to us on June 5, 2013, and that any Arrangement will not derogate from such rights.

Furthermore, as a result of the default under the loan agreements we have reclassified the loans as current liabilities, which may improperly reflect our working capital ratio as well as other financial indicators.

As a result of our substantial indebtedness and the uncertainty regarding the final terms and conditions of the Arrangement (if it comes into effect):

•
There is no assurance that the Bank will not renew its proceedings against us and, as a result, seize the collateral underlying our obligations under our loan agreement with the Bank, including the pledge over 29% of the shares of PC which, by itself, would have a material adverse effect on us and our ability to meet our obligations;

•	we could be more vulnerable to general adverse economic and industry conditions;

•	we may find it more difficult to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•	we will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the available cash flow to fund other projects;

•	we may have limited flexibility in planning for, or reacting to, changes in our business and in the industry;

•	we may have a competitive disadvantage relative to other companies in our business segments with less debt;

•	we may face difficulties in establishing strategic or other long-term business joint ventures; and

•	we may not be able to refinance our Notes as a result of the limitations imposed under the Arrangement.

We cannot guarantee that we will be able to generate enough cash flow from operations or that we will be able to obtain sufficient capital to service our debt or fund our planned capital expenditures. In addition, we may need to refinance some or all of our indebtedness on or before maturity. We cannot guarantee that we will be able to refinance our indebtedness on commercially reasonable terms or at all. Subject to the right market conditions, we have the ability under our debt instruments to incur substantial additional indebtedness and any additional indebtedness we incur could exacerbate the risks described above.

Our Notes and PC's notes were subject to several rating downgrades during 2012 and 2013. Our Notes were rated, as of February 2013, by Midroog Ltd., an affiliate of Moody's Investors Services, at a “Ca/Negative” credit rating and by Maalot, the Israel Securities Rating Company Ltd., an affiliate of Standard and Poors, at a "D" credit rating. PC's notes traded on the TASE were rated, as of March 2013, by Midroog at a “Ba1/Negative” credit rating and by Maalot at an "ilBB+/Negative" credit rating on a local Israeli scale with exclusion from negative CreditWatch list and CCC+ on an international scale. As a result of the rating downgrades of our Notes and PC's notes and any further rating downgrade or suspension or withdrawal of the rating assigned by a rating agency to our Notes or PC's notes, we may experience increased difficulty in raising debt financing in the future or in refinancing our indebtedness and difficulties in transacting other business, which might limit our operational flexibility.

We are no longer eligible to use Form F-3, which could impair our capital raising activities.

As of the date of filing this proxy statement, we are not eligible to use Form F-3 as a result of the defaults under our Notes. As a result, we cannot use the SEC's "short form" Form F-3 to register resales of our and we are limited in our ability to file primary shelf registration statements on Form F-3. Moreover, our public float is below $75 million and may remain below $75 million for the foreseeable future. As a result, we may not be fully eligible to use Form F-3 for primary offerings even though we otherwise would regain the ability to use the form for resale registration statements. Any such limitations may harm our ability to raise the capital we need. Under these circumstances, until we are again eligible to use Form F-3, we will be required to use a registration statement on Form F-1 to register securities with the SEC or issue such securities in a private placement, which could increase the cost of raising capital.

Our financial instruments (mainly our loans and Notes) and our derivative financial instruments are subject to fluctuation in interest rates, currency exchange rates, changes in the consumer price index and/or changes in fair value, which may have a negative impact on our earnings, balance sheet and cash flows.

Floating interest rates on most of our debt facilities expose us to increases in market interest rates and subsequent increases in interest costs. To the extent that at any time we do not have any hedges or our hedges are insufficient against interest rate fluctuations, our earnings and balance sheet position may be negatively impacted. Currently we do not have any material hedges against interest rate fluctuations. In addition, certain debt agreements may include default interest under certain circumstances, which may be higher than the original interest rate set out in the debt agreement. If a lender successfully asserts its right to invoke a default interest clause, this will increase our effective interest costs in respect of facilities with that lender.

We are impacted by exchange rates and fluctuations thereof. We are likely to face risks from fluctuations in the value of the functional currencies of our subsidiaries against the linkage currency of the applicable financial instruments. To the extent that at any time we do not have any hedges or our hedges are insufficient against currency exchange rates, our earnings and balance sheet position may be negatively impacted. Currently we do not have any material hedges against exchange rate fluctuations.

The principal and interest of most of our debt instruments is determined by reference to the Israeli consumer price index (the "CPI"), which may entail significant risks not associated with similar investments in a conventional fixed or floating rate debt security. The historical value of the CPI is not indicative of future CPI performance and its value is affected by, and sometimes depends on, a number of interrelated factors, including direct government intervention and economic, financial, regulatory, and political events, over which we have no control. An increase in the CPI will result in additional financing expenses to our profits and losses and will have a negative impact on our cash flows. Currently we do not have any material hedges against fluctuations in the CPI.

Certain of our financial instruments and derivative financial instruments are measured by fair value. Any change to the fair value of such instrument will affect our profits and losses and may have a material effect on our results. Changes in accounting standards or evaluation methods for the determination of fair value or for valuing and assessing the fair value of our assets might result in capital decreases in our financial statements, affect our profits and losses and have a material effect on our results. In addition, such decreases may result in failure to meet financial covenants under bank loans that include LTV ratio covenants.

The fair value of our real estate assets (including commercial shopping centers, hotels, residential projects and others) may be harmed by certain factors that may entail impairment losses not previously recorded, which would affect our financial results and the satisfaction of financial covenants.

Certain circumstances may affect the fair value of our real estate assets (whether operating or under construction), including, among other things, (i) the absence of or modifications to permits or approvals required for the construction and/or operation of any real estate asset; (ii) in commercial and entertainment centers where a significant part of the rental areas is subject to long-term leases with a small group of retailers which is distinguished from other lessees, we may be exposed to a risk of rental fees rates being significantly lower than originally anticipated and a material long term decline in the business operations of such retailers may therefore have an adverse effect on the real estate assets recoverable amount and their final sale prices; (iii) delays in completion of works, beyond the anticipated target, may adversely affect the fair value of the assets and our results of operations and cash flow; (iv) lawsuits that are pending, whether or not we are a party thereto, may have a significant impact on our real estate assets and/or on certain of our shareholding rights in the companies owning such assets; and (v) full or partial eminent domain proceedings (with or without compensation) regarding such real estate assets. In addition, certain laws and regulations applicable to our business in certain countries where the legislation process undergoes constant changes may be subject to frequent and substantially different interpretations, and agreements which may be interpreted by governmental authorities so as to shorten the term of use of real estate, which may be accompanied with a demolition or nationalization order with or without compensation, may significantly affect the value of such real estate asset. The fair value of our real estate assets may be significantly decreased thereby resulting in potential impairment losses not previously recorded in our financial results, which would impact our ability to satisfy financial covenants under our bank loans.

Since market conditions and other parameters (such as macroeconomic and microeconomic environment trends, and others) that affect the fair value of our real estate and investments vary from time to time, the fair value may not be adequate on a date other than the date the measurement was executed (in general, immediately after the balance sheet date). In the event the projected forecasts regarding the future cash flows generated by those assets are not met, we may have to record an additional impairment loss not previously recorded.

In addition, the fair value of certain of our real estate assets is highly dependent on the yield rates attributable to these assets. Therefore, any change in the yield rate or interest rate of any of our real estate assets may cause a significant decrease to the fair value of such assets, thereby resulting in potential impairment losses not previously recorded in our financial results.

The failure to comply with government regulation may adversely affect our business and results of operations.

Our business is subject to numerous national and local government regulations, including those relating to acquisition of real estate properties, building and zoning requirements, fire safety control, access for the disabled, environmental law and health board reviews and standards. In addition, we are subject to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions, and work permit requirements, and in some localities to collective labor agreements. A determination that we (or any of our tenants, where applicable) are not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing our operations into compliance with such laws and regulations. In addition, our ability to terminate the employment of workers whom we think we no longer need may be hampered by local labor laws and courts, which traditionally favor employees in disputes with former employers.

Operating globally exposes us to additional and unpredictable risks.

We conduct our businesses throughout the world and constantly seek new opportunities in various regions of the world. Our future results could be materially adversely affected by a variety of factors relating to international transactions, including changes in exchange rates, general economic conditions, regulatory requirements, tax structures or changes in tax laws or practices, and longer payment cycles in the countries in our geographic areas of operations. International operations may be limited or disrupted by the imposition of governmental controls and regulations, political instability, hostilities, natural disasters and difficulties in managing international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations. A failure to effectively manage the expansion of our business could have a negative impact on our business. To accommodate our global expansion, we are continuously implementing business systems, procedures and controls. There can be no assurance that the implementation of such systems, procedures, controls and other internal systems can be implemented successfully.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. holders of ordinary shares may suffer adverse tax consequences.

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of the value of our assets, averaged quarterly, are held for the production of, or produce, passive income, we will be characterized as a passive foreign investment company ("PFIC"), for U.S. federal income tax purposes. Our PFIC status is determined based on several factors, including our market capitalization, the valuation of our assets, the assets of companies held by us in certain cases and certain assumptions and methodologies upon which we base our analysis.  A determination that we are a PFIC could cause our U.S. shareholders to suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than capital gains rates, and being subject to an interest charge on such gain. Similar rules apply to certain "excess distributions" made with respect to our ordinary shares. A determination that we are a PFIC could also have an adverse effect on the price and marketability of our shares. If we are a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

We are subject to various legal proceedings that may have a material adverse effect on our results of operations.

Certain legal proceedings have been initiated against us, including a purported class action lawsuit filed against us by our Note holders on April 11, 2013 arising out of, among other things, our suspending principal and interest payments on our Series A and B notes. In addition, litigation was initiated against us in connection with the change of control of us and our former subsidiary Elscint Ltd. ("Elscint," which was merged into us in 2010) in May 1999 and the acquisition of the hotel businesses by Elscint in September 1999, as well as motions to certify certain of such claims as class actions. On May 28, 2012, the Supreme Court certified the lawsuit as a class action with respect to the claim that the hotels were allegedly sold to us at a price higher than the then-current fair value and that Elron Electornic Industry Ltd. (an unrelated third party) had breached certain minority rights in the framework of the sale of Elscint's shares to Europe Israel, and the case was remanded to the Court for hearing the case without prejudicing the parties' rights and arguments with respect to a derivative action. A determination against us in some or all of these proceedings, mainly those related to class actions, may materially adversely affect our results of operations and cash flow.

Our results of operations fluctuate due to the seasonality of our various businesses.

Our annual revenues and earnings are substantially dependent upon general business activity, vacation and holiday seasons and the influence of weather conditions. As a result, changes in any of the above have a disproportionate effect on the annual results of operations of our hotels and fashion retail businesses (as well as on the consumer activity in our commercial and entertainment centers.

Our annual and quarterly results may fluctuate, which may cause the market price of our shares and Notes to decline.

We have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual operating results, which may cause the market price of our shares and Notes to decline. These fluctuations may be caused by various factors including, among other things, significant sales of our properties, the frequency of such transactions and the effect on certain financial investments that are measured at fair value through profit and loss (FVTPL) that are subject to market price. We periodically review our business to identify opportunities for the acquisition, development or sale of new commercial centers, hotels or other businesses. As a result of our disposition and acquisition or development of centers, we may experience significant fluctuations in our annual and quarterly results. As a result, we believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful and that investors should not rely on them as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors.

We may be restricted from receiving dividends from PC, which has harmed our liquidity.

Following PC's announcement on September 14, 2011 to make an interim cash dividend payment and the subsequent undertaking to its bondholders with respect to future distributions, we are restricted in the amount of distributions we may receive from PC during 2013. In addition, on January 31, 2013, PC published a letter that it received from the trustees and representatives of the holders of PC's Series A and Series B notes that demanded that PC desist from distributing a dividend to its shareholders and stated that legal proceedings may be taken in the event that PC proceeds with the distribution of the dividend. The delay in the distribution of the dividend from PC, as well as the decline in the price of PC stock in the recent period, impairs our ability to comply with our business plan according to the planned time schedule. In addition, this has reduced one of our cash resources and has affected our liquidity.

Our business is subject to general business and macro and microeconomic risks.

In addition to risks that are relevant to a specific activity or relate to a specific territory, certain conditions and changes in the economic environment in the countries in which we operate may have an adverse effect on our business performance; changes in the global economy, in real estate and/or the business environment in which we operate, and/or a negative trend in the capital markets and/or a decrease in our rating or the rating of our securities, and/or a decrease in our capital and/or impairments according to our governing accounting principles or due to change in auditing standards and accounting principles, if and to the extent they occur, may have an adverse effect on our ability to raise funds; macroeconomic or microeconomic changes as described above may influence our compliance with financial covenants under certain bank loans and credit agreements, including but not limited to, as a result of the decrease in the LTV (including the decrease in the value of real estate assets value and/or securities that are pledged to banks) and/or a decrease in our capital.

One of our shareholders currently beneficially owns a substantial amount of our ordinary shares and, therefore, unless and until such time as the Arrangement takes effect, effectively controls our affairs.

As of June 30, 2013, Mordechay Zisser, our Chief Executive Officer and Executive President and a member of our board of directors, held, directly and indirectly, approximately 50.38% of our issued share capital. As a result of such holdings, Mr. Zisser has the ability, in effect, to elect the members of our board of directors and to effectively control the outcome of shareholder votes, subject to limitations under the Companies Law. Change and/or transfer of control in us, either voluntarily as a result from a willful event or as a result from a compulsory foreclosure event with respect to shares that are pledged as security to lending banks ("Change of Control") may impact the business conduct of our company as well as our management structure. In addition, various agreements to which we are a party include change of control provisions and, as a result, a Change of Control may result in a violation of contractual undertakings made by us towards third parties and/or vest third parties with rights to terminate agreements we've entered into with such third parties, including immediate repayment of outstanding amounts under our loan and credit facilities. In the event that the Arrangement takes effect, following the Arrangement Mr. Zisser will hold, directly and indirectly, approximately 5.4% of our issued share capital on a fully diluted basis (excluding any warrants to purchase ordinary shares, any new warrants issued as part of the Arrangement and any stock options to purchase ordinary shares (either currently outstanding or that may be issued following the Arrangement) granted under our stock option plans).

In addition, a dispute has arisen between the Bank and our controlling shareholder, Europe-Israel (M.M.S.) Ltd. ("Europe-Israel") which is controlled by Mr. Zisser (and together with Europe-Israel – the "Controlling Shareholder") concerning loans and credits of the Controlling Shareholder to the Bank that were secured, inter alia, through pledging most of our ordinary shares held by the Controlling Shareholder. As part of the proceedings initiate by the Bank, it had filed a motion to appoint a receiver over those shares. In the event that the Bank is successful under the foreclosure proceedings and is able to foreclose on its pledge on the ordinary shares of the Company securing Europe-Israel's obligations under the loan agreement, it will become the owner of our ordinary shares held by Mr. Zisser and, unless and until such time as the Arrangement takes effect it will become our controlling shareholder. In addition, although we are not a party to the negotiations and/or communications between the disputing parties and are not familiar with their contents, in the event the dispute is not resolved it may negatively impact our relationship with the Bank.

A loss of the services of members of our senior management, including in particular, that of Mordechay Zisser, could materially adversely affect our business and results of operations.

We rely on the continued services of the members of our senior management team, including in particular that of Mordechay Zisser, our Chief Executive Officer, Executive President and a director. Any loss of the services of Mordechay Zisser or any other member of our senior management team could result in the loss of expertise necessary for us to succeed, which could cause harm to our operating results and cash flow and impair our ability to meet our objectives.

RISKS RELATING TO THE COMMERCIAL AND ENTERTAINMENT CENTERS BUSINESS

There is no assurance that we will successfully implement our construct and dispose strategy on the commercial and entertainment business and in such event our results and cash flows may be materially adversely affected.

Our strategy in the commercial and entertainment centers business is to acquire a plot of land, develop a commercial and entertainment center on it, and dispose of the center upon completion, or operate a center following completion until such time as we reach the minimum occupancy threshold necessary for the property to be attractive to potential buyers or to enable the sale thereof as part of a sale of a portfolio of properties, and to allow us to attempt to achieve the best price for our completed commercial centers. Our decision to sell properties is based on various factors, including market conditions, however there is no assurance that such sales will actually occur or that they will occur according to the timetable we predicted or planned. There can be no assurance that we will be able to complete dispositions under commercially reasonable terms or at all. Accordingly, our results of operation and cash flows can be materially adversely affected.

Suitable locations are critical to the success of a commercial and entertainment center; however, there is no guarantee that we will be able to obtain such suitable locations, which may adversely affect our business and results of operations.

The choice of suitable locations for the development of commercial and entertainment center projects is an important factor in the success of the individual projects. Ideally, these sites should be located (i) within, or near, the city center, with well-developed transportation infrastructure (road and rail) located in close proximity to facilitate customer access and (ii) in areas with sufficient population to support the centers. If we are not able to find sites in the target cities which meet these criteria or which meet our price range, this may materially adversely affect our business and results of operation. In addition, our estimations as to the urban development of the area and/or consumer spending power or the growth thereof may be wrong or may be influenced by factors we cannot predict, which can cause the results of the center to be less than we predicted and/or difficulty to reach the desirable occupancy rates, and/or require us to sell the center at a time or upon terms different that we had planned.

We are dependent on attracting third parties to enter into lease agreements, and in particular on anchor tenants.

We are dependent on our ability to enter into new leases on favorable terms with third parties, including anchor tenants (such as the operators of supermarkets, department stores, cinemas, national retail outlets and large electrical appliances stores) in order to receive a profitable price for each commercial and entertainment center or other development. Anchor stores in commercial and entertainment centers play an important part in generating customer traffic and making a center a desirable location for other tenants. We may find it more difficult to engage tenants to enter into leases during periods when market rents are increasing, or when general consumer activity is decreasing, or if there is competition for tenants from competing centers. The global economic slowdown, pressures that affect consumer confidence, job growth, energy costs and income gains can affect retail sales growth, and a continuing soft economic cycle (as well as vacancies and available spaces at other shopping centers as a result of the recession) may impact our ability to find tenants for our commercial and entertainment centers. Failure to attract tenants, the termination of a tenant’s lease, or the bankruptcy or economic decline of a tenant may adversely affect the price obtainable for the commercial and entertainment center and adversely affect our financial condition and results of operations. The failure of tenants to abide by the terms of their agreements may cause delays or result in a temporary or long term decline in rental income, the effects of which we may not be able to offset due to difficulties in finding a suitable replacement anchor tenant. Furthermore, the tenants or operators of units comprising part of a development may be unable to obtain the necessary governmental permits or licenses which are necessary for the operation of their respective businesses. Where such operations are delayed or not permitted due to lack of necessary permits, a negative impact on the attractiveness of the project and on revenues and cash flows may result.

We may lease developed commercial and entertainment centers until we dispose of them or other developments at below expected rental rates or sell at a price that is below what was expected or at a delayed date, which would materially harm our business.

Our current strategy is to dispose of a commercial and entertainment center upon completion. If rental leases decrease below our expectations or if circumstances arise beyond our control, such as market prices, market demand and negative trends, or if we are required to sell a center in order to meet certain payment obligation under our outstanding financing facilities or notes when due, we may have to sell a commercial and entertainment center at a price below our projections. In addition, we could be in the position where there will be no demand at acceptable prices and we will be required to hold, operate and maintain the commercial and entertainment center until the financial environment improves and we are able to attempt to achieve the best price for our completed commercial centers. This will cause a considerable delay in the sale of the asset and will require us to devote (or acquire by way of outsourcing) the resources (including, in some cases, injecting additional capital) required for its operation and maintenance.

Competition is becoming more aggressive in certain countries in which we operate, which may adversely affect our results of operations and cash flows.

The commercial and entertainment centers business in CEE and in India is becoming more competitive with a number of developers becoming active in our target areas, such as Globe Trade Centre SA, ECE Projekt Management GmbH and TriGranit Holding Limited in CEE. The commercial and entertainment centers concept we promote is gaining increasing popularity due to its potentially high yields. Developers compete not only for patrons, but also for desirable properties, financing, raw materials, qualified contractors, experienced system consultants, expert marketing agents and skilled labor. The public bidding process (the process through which we often acquire new properties) in CEE, and the prime locations in general, are subject to competition and some of our competitors have longer operating histories and greater resources than us, all of which may limit our ability to obtain such projects. There can be no assurance that we will be successful in winning projects that we bid for or which are awarded pursuant to fixed price tenders or that we will otherwise continue to be successful in competing in such countries for prime and selected locations.

If we find and acquire a location that is suitable for the development of a commercial and entertainment center, the suitability of that location may be adversely affected by external factors such as a competing shopping center opening in the same area, demographic trends and urban development and changes which may impact the character of the target or potential customers of the shopping center, and other factors that may impact the shopping center’s operations. In the event that the suitability of a location is adversely affected, the development of our commercial and entertainment center may be delayed or abandoned. In such circumstances, there is no guarantee that we will be able to use the site for an alternative development or be able to sell the site.

We may be required to make payments to tenants in occupancy who enjoy enhanced occupational rights in order to vacate the premises, which may result in budget overruns.

We may acquire development sites or existing commercial and entertainment centers that have existing tenants. In so doing, we may acquire lease liabilities and obligations in connection with such acquisitions. As a consequence, our earnings may be affected to the extent that we are obliged to give continued occupancy to tenants with lease payments below market rates for the refurbished or redeveloped center. In addition, we may incur costs in obtaining vacant possession of a site where there are existing tenants who have protected occupancy rights. We may be required to make additional ex gratia payments to such tenants in order to obtain vacant possession before the contractual expiration of such tenants' lease terms. Such payments may result in budget overruns for the project. We may also be obliged to relocate existing tenants, which could delay the development of the site and add to the cost of development. Any of the above costs may also apply should we desire to improve the mixture of tenants, while replacing current lessees, as even if the new mixture is expected to generate more revenues (which also may not be realized), the above costs will occur in an immediate manner.

RISKS RELATING TO THE HOTEL BUSINESS

The hotel industry may be affected by economic conditions, oversupply, travel patterns, weather and other conditions beyond our control which may adversely affect our business and results of operations.

The hotel industry may be adversely affected by changes in national or local economic conditions and other local market conditions, especially in times of economic crisis. Our hotels may be subject to the risk of oversupply of hotel rooms. Other general risks that may affect our hotel business are changes in travel patterns (business or tourism), changes in trends as to performance of exhibitions, conferences and conventions in the cities in which our hotels are located or at all (including as a result of a financial crisis). extreme weather conditions, changes in governmental regulations which influence or determine wages, workers’ union activities, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate tax rates and other current operating expenses. Unforeseen events, such as terrorist attacks, volcanic eruptions, extreme weather conditions, outbreaks of epidemics and health concerns (such as SARS, avian flu, swine flu) and the economic recession had, and may continue to have, an adverse effect on local and international travel patterns and, as a result, on occupancy rates and rates in our hotels. Downturns or prolonged adverse conditions in the real estate or capital markets or in national or local economies and difficulties in securing financing for the development of hotels could have a material adverse effect on our business, results of operations and cash flow, ability to develop new projects and the attainment of our strategic goals.

Competition in the hotels industry could have an adverse effect on our business and results of operations.

The hotel business is highly competitive. This is particularly the case in those areas where there is an oversupply of rooms. Competitive factors within the industry include: (i) convenience of location and accessibility to business centers; (ii) room rates; (iii) quality of accommodations; (iv) brand name recognition; (v) quality and nature of service and guest facilities provided; (vi) reputation; (vii) convenience and ease of reservation systems; and (viii) the supply and availability of alternative lodging.

We operate our hotels in geographic locations where other hotels are or may be located. We expect to compete for guests and development sites with national chains, large franchisees and independent operators. Many of these competitors have greater financial resources and better brand name recognition than we do, and may have more established relationships with prospective franchisers, representatives in the construction industry and other parties engaged in the lodging industry. The number of competitive lodging facilities in a particular area could have a material adverse effect on our hotel occupancy and rates and, therefore, results of operations and cash flows of our hotels. We believe that competition within the lodging market may increase in the foreseeable future. New or existing competitors may significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve hotels in the markets in which we currently or may subsequently compete, thereby materially adversely affecting our business and results of operations.

 We rely on management agreements with the Rezidor Hotel Group, which may not provide the intended benefits and may be terminated. Any significant decline in the reputation of the Rezidor Hotel Group or in the performance of our hotels could adversely affect our results of operation.

Our hotels are either directly or indirectly operated under long-term management agreements with the Rezidor Hotel Group ("Rezidor"). Any significant decline in the reputation of Rezidor or in its ability to ensure the performance of our hotels at anticipated levels could adversely affect our results of operations. If our agreement with Rezidor is terminated (which Rezidor has the right to do in the event of a change of control of our company or our liquidation), we cannot be certain that we would be able to obtain alternative management services of the same standard on similar or better terms.

The long-term management arrangements entail additional risks, including the possibility that: (i) Rezidor might, at any time, have economic or other business interests that are inconsistent with ours or with the management of the specific hotels; (ii) Rezidor may be in breach of the agreements or in a position to take action contrary to the agreements, or frustrate the execution of acts which we believe to be in the interest of any particular hotel; and (iii) Rezidor might become bankrupt or insolvent.

Disputes or disagreements with Rezidor could result in interruption to the business operations of the hotels in question, and impact the financial condition and results of operations of our hotels division which may be materially adversely affected.

Our agreements with Rezidor impose obligations on us that may force us to incur significant costs.

Our agreements with Rezidor, the management companies of all of our operating hotels, contain specific standards for, and restrictions and limitations on, hotel operation and maintenance. These standards, restrictions and limitations may conflict with our priorities, and impose capital demands upon us. In addition, Rezidor may alter its standards or hinder our ability to improve or modify our hotels. We may be forced to incur significant costs or make capital improvements in order to comply with the requirements of Rezidor and, if our relationship with Rezidor is terminated, to change the franchise affiliation of our affected hotels.

The value of our investment in our hotel properties is subject to various risks related to ownership and operation of real property.

In addition to the items set forth above, our investment in hotel properties is subject to varying degrees of risk related to the ownership and operation of real property. The fair value of our hotels and income from the hotels may be materially adversely affected by:

•	changes in global and national economic conditions, including global or national recession, such as those triggered by the recent economic crisis;

•	a general or local slowdown in the real property market which may make it difficult to sell a property, such as the recent global slowdown;

•	political events that may have a material adverse effect on the hotel industry;

•	competition from other lodging facilities, and oversupply of hotel rooms in a specific location;

•	material changes in operating expenses, including as a result of changes in real property tax systems or rates or labor laws;

•	changes in the availability, cost and terms of financing;

•	the effect of present or future environmental laws;

•	our ongoing need for capital improvements and refurbishments; and

•	material changes in governmental rules and policies.

RISKS RELATING TO RESIDENTIAL PROJECTS

The residential development industry continues to be cyclical and affected by changes in general economic, real estate or other business conditions that could adversely affect our business or financial results.

The residential development industry has been cyclical historically and continues to be significantly affected by changes in industry conditions, as well as in general and local economic conditions, such as:

•	employment levels;

•	availability of financing for homebuyers;

•	interest rates;

•	consumer confidence;

•	levels of new and existing homes for sale;

•	demographic trends;

•	urban development and changes;

•	housing demand;

•	local laws and regulations; and

•	acts of terror, floods or earthquakes.

These may occur on a global scale, like the recent housing downturn, or may affect some of the regions or markets in which we operate more than others. When adverse conditions affect any of our larger markets, they could have a proportionately greater impact on us than on some other residential development companies. Our operations where we have significant inventory will more adversely affect our financial results than our other markets. An oversupply of alternatives to new homes, including foreclosed homes, homes held for sale by investors and speculators, other existing homes and rental properties, can also reduce our ability to sell new homes and depress new home prices and reduce our margins on the sales of new homes.

As a result of the foregoing matters, potential customers may be less able or willing to buy our homes, or we may need longer periods of time or incur more costs to build them. Because of current market conditions, we may not be able to recapture any increased costs by raising prices and our ability to do so may also be limited by market conditions or because we fix our prices in advance of delivery by signing home sales contracts. We may be unable to change the mix of our home offerings or the affordability of our homes to maintain our margins or satisfactorily address changing market conditions in other ways. In addition, cancellations of home sales contracts in backlog may increase as homebuyers cancel or do not honor their contracts.

If prospective home buyers are not able to obtain suitable financing, our results of operations and cash flows may decline.

Our results of operations and cash flows depend on the ability of prospective home buyers to obtain mortgages for the purchase of our homes. The uncertainties created by world-wide events in the mortgage markets and their impact on the overall mortgage market, including the tightening of credit standards, could adversely affect the ability of our prospective customers to obtain financing for a home purchase, thus preventing prospective home buyers from purchasing our homes. Moreover, increases in the cost of home mortgage financing could prevent prospective home buyers from purchasing our homes. In addition, where prospective customers may need to sell their existing homes in order to purchase a new home from us, increases in mortgage costs and/or lack of availability of mortgages could prevent the buyers of our prospective customers' existing homes from obtaining the mortgages they need to complete the purchase, which would result in our prospective customers’ inability to buy a home from us. Similar risks apply to those buyers who are in our backlog of homes to be delivered. If our home buyers, potential buyers or buyers of our home buyers’ current homes cannot obtain suitable financing, our sales, results of operations and cash flows would be adversely affected.

We may have excess land inventory if we are not successful in completing residential projects and selling homes profitably.

Inventory risks are substantial for our residential development business. The risks inherent in controlling or purchasing and developing land increase as consumer demand for housing decreases. Thus, we may have provided conditional undertakings to purchase land or bought and developed land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. Our deposits for building lots controlled under option or similar contracts may be put at risk. The value of undeveloped land, building lots and housing inventories can also fluctuate significantly as a result of changing market conditions. In addition, inventory carrying costs can be significant and can result in reduced margins or losses in a poorly performing project or market. In the present weak market conditions, we may have to sell homes and developed land for lower margins or at a loss and we may record significant inventory impairment charges. The gap in time between the land procurement, development and sale exposes us to the risks that the parameters on which the procurement plan was based will change significantly until the completion of the development and, hence, at such time we may remain with unsold inventory.

Our goals for years of supply for ownership and control of land and building lots are based on management’s expectations for future volume growth. In light of the weaker market conditions currently prevailing, we might have to significantly slow our purchases of land and lots as part of our strategy to reduce our inventory to better match our reduced rate of production. Because future market conditions are uncertain, we cannot provide assurance that these measures would be successful in managing our future inventory risks.

We may not be able to achieve ample supply levels in order to meet schedules for housing projects.

The residential development industry has from time to time experienced significant difficulties that can affect the cost or timing of construction, including:

•	difficulty in acquiring land suitable for residential building at affordable prices in locations where our potential customers would like to live;

•	shortages of qualified trades people;

•	reliance on local subcontractors, who may be inadequately capitalized;

•	shortages of materials; and

•	volatile increases in the cost of labor and materials, particularly increases in the price of lumber, drywall and cement, which are significant components of home construction costs.

The failure to complete a particular project on schedule or on budget may have a material adverse effect on our business, prospects and results of operations or financial condition.

RISKS RELATING TO THE COMMERCIAL AND ENTERTAINMENT CENTERS BUSINESS, TO THE HOTEL BUSINESS AND TO THE RESIDENTIAL PROJECTS BUSINESS

Zoning restriction and local opposition can delay or prevent construction of a project.

Sites which meet our criteria must be zoned for activities of the type common for such use and developments. Where the existing zoning is not suitable or has yet to be determined, we apply for the required zoning classifications. This procedure may be protracted, particularly in countries where the bureaucracy is cumbersome and inefficient, and we cannot be certain that the process of obtaining proper zoning will be completed in a timely manner to enable the centers to open ahead of the competition or at all.

Opposition by local residents to zoning and/or building permit applications may also cause considerable delays or even rejection of such applications. In addition, arbitrary changes to applicable zoning may jeopardize projects that have already commenced. Therefore, if we cannot receive zoning approvals or if the procedures for the receipt of such zoning approvals are delayed, our costs will increase and competition may strengthen, which will have an adverse effect on our business.

Building permits may contain conditions that we must satisfy in order to develop a project. Such conditions may require us to contribute to local infrastructure or alter a planned development to include additional landscaping or planted areas. If we are obligated to maintain certain areas of the project site as “green areas” this may reduce areas that contribute to revenues, such as leasable areas, hotel rooms, commercial space and apartments, which in turn may reduce potential revenues while increasing development costs.

Certain zoning permits are granted for limited time periods and if the term is not extended the rights revert back to the local government or municipality. Furthermore, these rights may be subject to termination under certain circumstances by the government and any termination prior to the expiration of such rights could have a material adverse effect on our business, prospects and results of operations or financial condition.

We depend on contractors and subcontractors to construct our real estate, which may lead to increased development and construction costs and the loss of our competitive advantage.

We rely on subcontractors for all of our construction and development activities. If we cannot enter into subcontracting arrangements on terms acceptable to us or at all, we will incur additional costs which will have an adverse effect on our business. The competition for the services of quality contractors and subcontractors may cause delays in construction, thus exposing us to a loss of our competitive advantage. Subcontracting arrangements may be on less favorable terms than would otherwise be available, which may result in increased development and construction costs. By relying on subcontractors, we become subject to a number of risks relating to these entities, such as quality of performance, varied work ethics, performance delays, construction defects, breach or non-performance of agreements and the financial stability of the subcontractors. A shortage of workers (or materials) would have a detrimental effect on us and our subcontractors and, as a result, on our ability to conclude construction phases on time and within budget. We generally require our subcontractors to provide bank guarantees in our favor to financially secure their performance and endeavor to require this even in countries where this is not common business practice. In the event the subcontractor fails to perform, the bank guarantees provide for a monetary payment to us. The guarantees do not, however, obligate the subcontractors to complete the project and may not adequately cover our costs of completing the project or our lost profits during the period while alternative means of completing the project are sought.

We may depend on business partners to jointly construct projects under certain joint venture/joint development projects, which may lead to increased development and construction costs and the loss of our competitive advantage. Some of our projects are co-owned and control of such investments is shared with third parties.

In certain projects we rely on local joint venture partners to work with us in developing the project, which, in certain cases, may be awarded the performance of construction work, obtaining of permits, marketing and sales or any combination of the above. In such projects, we rely on our partner to perform its scope of work under the joint venture or joint development agreement. If our partner does not perform for any reason (either due to default, bankruptcy or other reasons), or if we cannot enter into agreements with the partner to perform these tasks on terms acceptable to us or at all, we will incur additional costs, or enter into a deadlock, which will have an adverse effect on our business. Such occurrences may cause delays in construction, thus exposing us to a loss of our competitive advantage. By relying on partners, we become subject to a number of risks relating to these entities, such as quality of performance, varied work ethics, performance delays, construction defects, breach or non-performance of agreements and the financial stability of the partner.

Some of our projects are held through joint venture arrangements with third parties with whom we share ownership and control of such assets. As a result, these arrangements entail risks in addition to those associated with projects in which we own a controlling interest, including the possibility that: (i) our joint venture partner might, at any time, have economic or other business interests that are inconsistent with ours; (ii) our joint venture partner may be in a position to take action contrary to our instructions or requests, or contrary to our policies or objectives, or frustrate the execution of acts which we believe to be in the interest of any particular project; (iii) our joint venture partner may have different objectives than us, including with respect to the appropriate timing and pricing of any sale or refinancing of a development and whether to enter into agreements with potential contractors, tenants or purchasers; (iv) our joint venture partner might become bankrupt or insolvent; and (v) we may be required to provide financing to make up any shortfall due to our joint venture partner failing to provide such equity finance or to furnish collaterals to the financing third parties.

Disputes or disagreements with any of our joint venture partners could result in significant delays and increased costs associated with the development of our properties. Even when we have a controlling interest, certain major decisions (such as whether to sell, refinance or enter into a lease or contractor agreement and the terms on which to do so) may require approval from a joint venture partner or other third party. If we are unable to reach or maintain agreement with a joint venture partner or other third party on matters relating to the business operations, our financial condition and results of operations may be materially adversely affected.

Delays in the completion of construction projects could affect our success.

An important element in the success of the construction process of our commercial and entertainment center projects is the short construction time (in CEE, generally 8 to 18 months from the receipt of building permits, depending on the size of the project and location), and our ability to open projects such as commercial and entertainment centers ahead of our competitors, particularly in cities which do not have projects of the type constructed by us.

This makes us subject to a number of risks relating to these activities, including:

•	The inability to obtain financing for development at attractive terms or at all;

•	delays in obtaining zoning (or land classification, as the case may be for each jurisdiction) and other approvals;

•	the unavailability of materials and labor;

•	the abilities of subcontractors to complete work competently and on schedule;

•	the surface and subsurface condition of the land underlying the project;

•	environmental uncertainties;

•	extraordinary circumstances or "acts of god"; and

•	ordinary risks of construction that may hinder or delay the successful completion of a particular project.

In addition, under our development contracts with local municipalities or governmental authorities, we have deadlines for several of our projects (subject to limited exceptions). If construction of a project does not proceed in accordance with our schedule, we may in some instances be required to pay penalties to the vendor (usually local municipalities, but may also be a governmental authority that has allotted the land) based on the extent of the delay and in rare cases to forfeit rights in the land. The failure to complete a particular project on schedule or on budget may have a material adverse effect on our business, prospects and results of operations or financial condition.

Acquiring, developing and renovating real property involve substantial risks, and we cannot be certain of the success of any future projects.

Part of our strategy is to develop new hotels and commercial and entertainment centers. Acquiring, developing and renovating real property involves substantial risks, including: (i) costs exceeding budget or amounts agreed upon with contractors, because of various factors, such as delays in completion of construction; (ii) competition for acquisition of suitable development sites from competitors, who may have greater financial resources; (iii) the failure to obtain zoning and construction permits; (iv) unavailability of financing on favorable terms, if at all; (v) the failure of properties to earn profits sufficient to service debt incurred in construction or renovation, or at all; (vi) the failure to comply with labor and workers’ union legal requirements; (vii) relationships with and quality and timely performance by contractors and sub-contractors; and (viii) compliance with changes in governmental rules, regulations, planning and interpretations.

We cannot be certain that present or future development or renovation will be successful. If we are not successful in future projects, it will have a material adverse effect on our business. For successful growth, we must be able to develop or acquire real property on attractive terms and integrate such properties into our existing operations. We cannot be certain that newly acquired (or constructed or refurbished) real property will perform as we expect or that we will be able to realize projected cost savings for acquired properties.

We may be held liable for design or construction defects of third-party contractors.

We rely on the quality and timely performance of construction activities by third-party contractors. Claims may be asserted against us by local government and zoning authorities or by third parties for personal injury and design or construction defects. These claims may not be covered by the professional liability insurance of the contractors or of the architects and consultants. These claims may give rise to significant liabilities.

Shortages in raw materials and employees may have a material adverse effect on our results of operations.

The building industry may from time to time experience fluctuating prices and shortages in the supply of raw materials as well as shortages of labor and other materials. The inability to obtain sufficient amounts of raw materials and to retain efficient employees on terms acceptable to us may delay construction and increase the budget of our projects and, as a result, have a material adverse effect on the results of our operations.

Real estate investments are relatively illiquid.

Substantially all of our portfolio's total consolidated assets consist of investments in real properties.  Because real estate investments are relatively illiquid, our ability to quickly sell one or more properties in the portfolio in response to changing economic, financial and investment conditions is limited.  The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand for space, that are beyond our control.  As our projects are subject to numerous factors that are not under our control, there is no assurance that our predictions and estimations of the timing in which we will be able to sell any property and/or the price or terms we set will actually materialize as predicted.  There is no assurance that our predictions and estimations as to the length of time needed to find a willing purchaser and to close the sale of a property will be correct. In addition, current economic and capital market conditions might make it more difficult for us to sell properties or might adversely affect the price we receive for properties that we do sell, as prospective buyers might experience increased costs of debt financing or other difficulties in obtaining debt financing. Finally, attempting to sell any of our investments in real properties at an accelerated pace due to cash flow needs may result in our receiving lower purchase price for such investments.

In addition, the number of prospective buyers interested in purchasing real estate properties may be limited.  Therefore, if we want to sell one or more of the properties in our portfolio, we may not be able to dispose of the property in the desired time period and may receive less consideration than we originally invested in the property.

Before a property can be sold, we may be required to make expenditures to correct defects or to make improvements.  We cannot assure investors that we will have funds available to correct those defects or to make those improvements, and if we cannot do so, we might not be able to sell the property, or might be required to sell the property on unfavorable terms.  In acquiring a property, we might agree to provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as limitations on the amount of debt that can be placed or repaid on that property.  These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could adversely affect our financial condition and results of operations.

Mixed-use projects combine versatile factors affecting individual components, failure of any of which may affect other components and may be detrimental to the mixed-use project.

Our commercial and entertainment centers business and the residential projects include the construction of mixed-use projects. Materialization of a risk specific to an individual component may affect other components of such mixed-use project and thereby the project as a whole.

Environmental discoveries may have a significant impact on the budget, schedule, viability and marketability of our assets.

We may encounter unforeseen construction delays or compliance defaults due to factors beyond our control such as delays or defaults caused by previously unknown soil contamination or the discovery of archeological findings which may have a significant impact on development budget and schedules and which may, in turn, have a detrimental effect on the viability or marketability of the development or cause legal liability in connection with a portfolio asset. We may be liable for the costs of removal, investigation or remedy of hazardous or toxic substances located on or in a site owned or leased by us, regardless of whether we were responsible for the presence of such hazardous or toxic substances. The costs of any required removal, investigation or remedy of such substances may be substantial and/or may result in significant budget overruns and critical delays in construction schedules. The presence of such substances, or the failure to remedy such substances properly, may also adversely affect our ability to sell or lease such property or to obtain financing using the real estate as security. Additionally, any future sale of such property will be generally subject to indemnities to be provided by us to the purchaser against such environmental liabilities. Accordingly, we may continue to face potential environmental liabilities with respect to a particular property even after such property has been sold. Laws and regulations may also impose liability for the release of certain materials into the air or water from a property, and such release can form the basis for liability to third persons for personal injury or other damages. Other laws and regulations can limit the development of, and impose liability for, the disturbance of wetlands or the habitats of threatened or endangered species. Any environmental issue may significantly increase the cost of a development and/or cause delays, which could have a material adverse effect on the profitability of that development and our results of operations and cash flows.

There is an increasing awareness of environmental issues in CEE and India. This may be of critical importance in areas where soil pollution may be prevalent. If a property that we acquire turns out to be polluted, such a finding will adversely affect our ability to construct, develop and operate a commercial and entertainment center, a hotel or a residential project on such property, and may cause us to suffer expenses incurred in cleaning up the polluted site which may be significant.

RISKS RELATING TO OUR MEDICAL COMPANIES

InSightec’s and Gamida's future growth substantially depends on their ability to develop and obtain regulatory clearance for additional treatment applications for their products.

Our associate InSightec Ltd. ("InSightec") has received regulatory approvals to market the ExAblate in the United States, Israel, Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand, Singapore, Japan and the European Union Economic Area for the treatment of uterine fibroids. InSightec has also received CE-marking (approval to market in the EEA) and FDA approval for the bone metastases pain palliation, and CE-marking for its ExAblate Neuro system in the treatment of neurological disorders in the brain. InSightec is currently in various stages of product development and clinical studies for a number of new treatment applications for the ExAblate, and it will be required to obtain FDA and other regulatory approvals before marketing the ExAblate for these additional treatment applications. In order to obtain FDA clearance and other regulatory approvals, and to obtain reimbursement coverage for use of the ExAblate treatment for additional applications, InSightec is required to conduct extensive clinical studies which may take several years to demonstrate the therapeutic benefits, absence of dangerous adverse side effects and cost-effectiveness of these new treatment applications and products.

In addition, our associate Gamida Cell Ltd. ("Gamida"), a leader in stem cell expansion technologies and therapeutic products, is substantially dependent on receiving FDA and other applicable regulatory approval of its products and is also required to conduct extensive clinical studies that may take several years to demonstrate the therapeutic benefits, absence of dangerous adverse side effects and cost-effectiveness of these new treatment applications and products..

In the event that InSightec or Gamida does not receive regulatory approval to market and sell their products it would have a material adverse effect on their respective sales and results of operations

If the approved ExAblate systems do not achieve broad market acceptance, InSightec will not be able to generate sufficient sales to support its business.

InSightec must achieve broad market acceptance of the approved ExAblate systems among physicians, patients and third-party payors in order to generate sufficient sales to support its business. Physicians will not recommend the use of any of the approved systems unless InSightec can demonstrate that it produces results comparable or superior to existing alternative treatments. If long-term patient studies do not support InSightec’s existing clinical results, or if they indicate that the use of the particular approved systems has negative side effects on patients, physicians may not adopt or not continue to use them. Even if InSightec demonstrates the effectiveness of the approved systems, physicians may still not use the systems for a number of other reasons. Physicians may continue to recommend traditional treatment options simply because those methods are already widely accepted and are based on established technologies. Patients may also be reluctant to undergo new, less established treatments. If, due to any of these factors, the approved ExAblate systems do not receive broad market acceptance among physicians or patients, InSightec will not generate significant sales.  In this event, InSightec’s business, financial condition and results of operations would be significantly harmed, and InSightec’s ability to develop additional treatment applications for the ExAblate would be adversely affected.

If physicians, hospitals and other healthcare providers are unable to obtain coverage and sufficient reimbursement from third-party healthcare payors for treatment procedures using the ExAblate, InSightec may be unable to generate sufficient sales to support its business.

Demand for commercial use for the ExAblate is likely to depend substantially on the extent to which sufficient reimbursement for treatment procedures using InSightec’s system will be available from third-party payors, such as private health insurance plans and health maintenance organizations and, to a lesser degree, government payor programs, such as Medicare and Medicaid.  Reimbursement practices vary significantly from country to country and within some countries, by region. InSightec believes that third-party payors will not provide reimbursement on a national basis for treatments using the ExAblate, unless InSightec can generate a sufficient amount of data through long-term patient studies to demonstrate that such treatments produce favorable results in a cost-effective manner relative to other treatments. Furthermore, InSightec could be adversely affected by changes in reimbursement policies of private healthcare or governmental payors to the extent any such changes affect reimbursement for treatment procedures using the ExAblate. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for treatment procedures using the ExAblate, InSightec may be unable to generate sufficient sales to support its business.

InSightec’s future growth substantially depends on its ability to develop and obtain regulatory clearance for additional treatment applications for the ExAblate.

InSightec has received regulatory approvals to market the ExAblate in the United States, Israel, Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand, Singapore, Japan and the European Union Economic Area ("EEA"), which is comprised of the member nations of the European Union and certain additional European nations, solely for the treatment of uterine fibroids. In addition, in May 2007 InSightec received CE-marking (approval to market in the EEA), in January 2008 it received Israeli approval and in October 2012 it received FDA approval for pain palliation of bone metastases. Finally, in December 2012, InSightec’s ExAblate Neuro system received the CE-marking for the treatment of neurological disorders in the brain including essential tremor, Parkinson’s disease and neuropathic pain. However, clinical experience for the bone metastases and for the neurological disorders in the brain application is still in the early stages and therefore commercial acceptance is expected to take some time. InSightec’s objective is to expand the use of the ExAblate by developing and introducing new treatment applications. InSightec is currently in various stages of product development and clinical studies for a number of new treatment applications for the ExAblate. It will be required to obtain FDA approval in the United States and other regulatory approvals outside of the United States before marketing the ExAblate for these additional treatment applications. InSightec cannot guarantee that InSightec’s product development activities for these other applications will be successful and in such event, InSightec’s future growth will be harmed. In particular, InSightec’s future curative oncology treatment applications are subject to significant risks since these applications must be able to demonstrate complete ablation of malignant tumors, or meet or exceed the current medical standard related to the oncology application in question. If InSightec is unable to demonstrate this degree of efficacy, its future curative oncology treatment applications may not prove to be successful.  In addition, assuming product development is successful, the regulatory processes can be lengthy, lasting many years in some cases, and expensive. We cannot assure that FDA approval or other regulatory approvals will be granted.

In order to obtain FDA clearance and other regulatory approvals, and to obtain reimbursement coverage for use of the ExAblate treatment for additional applications, InSightec is required to conduct extensive clinical studies which may take several years to demonstrate the therapeutic benefits, absence of dangerous adverse side effects and cost-effectiveness of these new treatment applications and products. Clinical trials are expensive and may take several years to complete. If future clinical trials indicate that the ExAblate is not as beneficial or cost-effective as existing treatment methods, or that such products cause unexpected complications or other unforeseen adverse events, InSightec may not obtain regulatory clearance to market and sell the ExAblate for these additional treatment applications or obtain reimbursement coverage, and InSightec’s long-term growth would be seriously harmed.

InSightec is dependent on General Electric.

The ExAblate is compatible only with certain Magnetic Resonance Imaging (MRI) systems of GE Healthcare, a division of the General Electric Company ("GE"), which may limit InSightec’s potential market. A significant portion of the MRI systems in use in the United States and elsewhere are not GE MRI systems. On October 17, 2012, InSightec and GE entered into a Technology, Co-operation, and Distribution Agreement (the "Cooperation Agreement") relating, inter alia, to product exclusivity, cooperation with respect to the development and sale of the parties' complementary products, distribution, marketing and sales, intellectual property rights and licenses, sale terms and conditions, and similar items. Under the Cooperation Agreement, InSightec is prohibited from developing systems that would be compatible with MRI systems manufactured by companies other than GE and is, therefore, limited in its target market to potential customers who already own or otherwise have access to a compatible GE MRI system, or are willing to purchase such a system in order to use the ExAblate.  In addition, in the event that GE is unable to effectively market its MRI systems or compete in the MRI market, InSightec’s ability to generate additional sales of the ExAblate may be adversely affected. In addition, InSightec's interface technology relies on GE's intellectual property rights and licenses. If and in the event GE will terminate those IP licenses (such as in the case of transfer of shares of InSightec to a competitor of GE), InSightec’s ability to support its products and generate additional sales of the ExAblate may be adversely affected.

InSightec depends on its collaboration with GE to ensure the compatibility of the ExAblate with new models of GE MRI systems and upgrades to existing GE MRI systems. GE regularly develops new models of its MRI systems, as well as new capabilities for its existing MRI systems, which could affect their compatibility with the ExAblate. If InSightec is unable to receive information regarding new models of the GE MRI systems or upgrades to existing GE MRI systems, and coordinate corresponding upgrades to the ExAblate to ensure continued compatibility with new and existing GE MRI systems, its ability to generate sales of its system will be adversely affected. In addition, If InSightec is unable to coordinate new applications or upgrades with GE’s research and development team, it may be unable to develop such applications or upgrades in a timely manner and its future revenue growth may be seriously harmed.

This dependence and reliance of InSightec on collaboration with GE might deter potential investors and business partners.

If the ExAblate is subject to a product recall, InSightec will not be able to generate sufficient sales to support its business.

If the ExAblate does not comply with regulatory standards or if it is subject to reports of damaging effects to patients, it may be subject to a mandatory recall by the relevant authorities and sales may be stopped until it can clear regulatory approvals once again. A recall may harm the reputation of InSightec and its products and its ability to generate additional sales of the ExAblate may be adversely affected.

InSightec and Gamida are dependent on further capital investments.

Until InSightec achieves broad market acceptance of the ExAblate and is able to generate sufficient sales to support its business and until Gamida begins selling its products and generating positive cash flow, each of them will need to obtain additional capital investments to support its business in general and, in particular, its significant research and development costs and expenses. The current volume of sales and backlog of InSightec will not suffice to maintain its current cash burn-rate and expenditure levels. Each of InSightec's or Gamida's inability to obtain additional funding sources, particularly capital investments, might have a material adverse effect on its business and/or ability to continue its operations.

If InSightec and Gamida are unable to protect their intellectual property rights, their competitive position could be harmed. Third-party claims of infringement could require InSightec and Gamida to redesign their products, seek licenses, or engage in future costly intellectual property litigation, which could impact InSightec’s and Gamida's future business and financial performance.

InSightec’s and Gamida's success and ability to compete depends in large part upon their ability to protect their proprietary technology. InSightec and Gamida rely on a combination of patent, copyright, trademark and trade secret laws, and on confidentiality and invention assignment agreements, in order to protect their intellectual property rights. A few of InSightec’s patents were transferred to InSightec from GE at the time of its formation, and GE retains a non-exclusive license to make, use and sell products covered under these patents (including improvements to those patents that were developed by InSightec) without InSightec’s permission. The Cooperation Agreement sets forth cross-licensing arrangements on a non-exclusive basis. As a result, InSightec is exposed to the risk that GE may grant licenses for the same intellectual property rights to third parties who might compete with InSightec (subject, however, to the product exclusivity provisions under the Cooperation Agreement, which limits GE from pursuing such competition).

The process of seeking patent protection can be long and expensive, and there can be no assurance that InSightec’s and Gamida's existing or future patent applications will result in patents being issued, or that InSightec’s and Gamida's existing patents, or any patents, which may be issued as a result of existing or future applications, will provide meaningful protection or commercial advantage to InSightec and Gamida.

Claims by competitors and other third parties that InSightec's or Gamida's products allegedly infringe the patent rights of others could have a material adverse effect on InSightec’s or Gamida's business.  Any future litigation, regardless of outcome, could result in substantial expense and significant diversion of the efforts of InSightec’s and Gamida's technical and management personnel. An adverse determination in any such proceeding could subject InSightec and Gamida to significant liabilities or require InSightec or Gamida to seek licenses from third parties or pay royalties that may be substantial.

RISKS RELATING TO THE FASHION APPAREL BUSINESS

Our fashion retail brand is dependent on one single franchise and supplier which could cause delays or disruptions in the delivery of products, which may harm our business and results of operations.

Elbit Fashion Ltd. ("Elbit Fashion"), our wholly owned subsidiary, depends on franchises and supply of products from an individual supplier, Punto Fa S.L., which is the owner of the MANGO-MNG™ brand ("Punto Fa").  If such franchisor ends its relationship with Elbit Fashion or enter into liquidation, Elbit Fashion’s business in Israel with respect to the products supplied by such supplier will be terminated. In addition, Elbit Fashion relies on the supply of its products from such supplier and may face a shortage of inventory if there is a worldwide excess demand for a specific brand’s products. If either of these events occurs, our results of operations may be adversely affected.

Our fashion retail brand operates only in Israel and is therefore exposed to Israeli market risks.

Elbit Fashion operates only in Israel and therefore may be affected by risks associated with the Israeli market without the ability to mitigate such risks through operation in other regions not exposed to the same risks, influences and trends. For further details, see "Risks Relating to Israel" below.

A rise in wage levels in Israel could adversely affect Elbit Fashion’s financial results.

Elbit Fashion relies mainly on minimum wage employees. From time to time, the Israeli government increases the statutory minimum wage and minimum pension employer participation. If wage levels generally, and particularly the minimum wage in Israel, increase, Elbit Fashion’s results of operations could be harmed.

The apparel industry is subject to changes in fashion preferences. If the manufacturers of products marketed by Elbit Fashion misjudge fashion trends, or if Elbit Fashion fails to choose from its supplier's inventory design products that appeal to our customers, our sales could decline and our results of operations could be adversely affected.

Neither our supplier (Punto Fa) nor Elbit Fashion may be successful in anticipating and responding to fashion trends in the future. Customer tastes and fashion trends change rapidly. Our success depends in part on the ability of our supplier's to effectively anticipate and respond to changing fashion tastes and consumer demands and to translate market trends into appropriate, saleable product offerings far in advance. If they are unable to successfully anticipate, identify or react to changing styles or trends and misjudge the market or any new product lines, or if our supplier offers products that, although appropriate in the international market, do not account for particular Israeli taste and fashion preferences (as Israel is a small and negligible market from a worldwide perspective), or if we fail to choose from design products from our suppliers inventory that appeal to our customers’ changing fashion preferences, Elbit Fashion’s sales will decline and we may be faced with a significant amount of unsold inventory. As a result, we may be forced to increase our marketing promotions or price markdowns, which could have an adverse effect on our business. Our brand name may also suffer if customers believe merchandise misjudgments indicate that Mango no longer offer the latest or relevant fashions.

A change in customs rates and custom and harbor strikes could adversely affect Elbit Fashion’s financial results.

Elbit Fashion is subject to Israeli customs duty since all of its products are imported. An increase in customs rates on Elbit Fashion’s products could adversely affect Elbit Fashion’s ability to compete against local manufacturers or with products from countries which enjoy more favorable customs rates in Israel. On the other hand, a reduction in customs rates may encourage entrance penetration of new competitors to the market. In addition, since most, if not all, of Elbit Fashion’s products are imported, custom and harbor strikes and delays could adversely affect Elbit Fashion’s ability to meet customer demands in a timely manner and adversely affect Elbit Fashion’s financial results.

Elbit Fashion may be unable to compete favorably in the highly competitive fashion retail industry and its competitors may have greater financial, geographic and other resources.

The sale of fashion retail is highly competitive. Elbit Fashion competes directly with a number of Israeli and international brands some of which have longer operating histories and enjoy greater financial and marketing resources than Elbit Fashion. For example, as a result of their greater financial and marketing resources, Elbit Fashion’s competitors may have the ability to obtain better geographic locations for their stores in commercial and entertainment centers, with better traffic flow and access to customers, which would have a positive impact on their sales.

Increased competition could result in pricing pressure, increased marketing expenditures or loss of market share to competitors and adversely affect Elbit Fashion’s revenues and profitability. There can be no assurance that Elbit Fashion will be able to compete successfully against existing or new competitors.

Furthermore, Elbit Fashion has a single brand operation with the "Mango" brand and, hence, is exposed to risks associated with this brand and its success. During the recent past, the Israeli fashion apparel market has been characterized by mergers and acquisitions and expansion of retailers and franchisees to become multi-branded operators, enjoying the economics of scale, including, among other things, a better ability to obtain financing, strong bargaining power vis-à-vis shopping centers' owners (such as in regards to obtaining better locations and reduced lease rates for their stores), reduced overhead costs per each brand, and increased ability to mitigate and absorb seasonal or temporary decrease in sales volume in one brand by compensating through sales of another brand. This might lead to a loss of Mango's market share to such competitors and could materially adversely affect Elbit Fashion’s revenues and profitability and ability to compete successfully against such competitors.

Elbit Fashion relies on its ability to maintain its existing spread of stores and to expand to new favorable locations.

Elbit Fashion's ability to open new stores depends on the availability of real estate that meets its strategic and marketing targets. Elbit Fashion must also be able to effectively renew its existing store leases in order to maintain its existing footprint in the Israeli market. Failure to secure adequate new locations or to successfully renew existing leases could affect Elbit Fashion’s profitability, operational results and its financial condition.

Elbit Fashion is subject to certain contractual obligations with its fashion supplier.

Elbit Fashion is contractually obligated to purchase certain minimum quantities of stock from its suppliers and to maintain a certain spread of stores in which to sell the brands of its suppliers. A breach of these contractual obligations, or expenditures in complying with these obligations could affect Elbit Fashion’s profitability, operational results and its financial condition.

Elbit Fashion has no control over fluctuations in the cost of the raw materials it uses and a rise in costs could harm its profitability.

Elbit Fashion buys its inventory from an international supplier, which is responsible for the design and manufacturing of all of Elbit Fashion’s products. The prices of the inventory that Elbit Fashion purchases from such supplier are dependent on its manufacturing costs. Manufacturing costs are substantially dependent on the prices of raw materials and level of wages in the countries where the products are manufactured. Therefore, an increase in the manufacturing costs will cause an increase in Elbit Fashion’s cost of goods sold and Elbit Fashion may not be able to pass on the increased costs to its customers. Such increased costs would likely adversely affect Elbit Fashion’s profitability, operational results and its financial condition.

A devaluation of the NIS against foreign currencies could harm Elbit Fashion’s profitability.

Elbit Fashion buys the entire inventory that it markets and sells from an international supplier. The purchase price of this inventory is in Euro while the selling price of such inventories in Israel is in NIS. Therefore, a devaluation of the NIS against the Euro will cause an increase in Elbit Fashion’s cost of goods sold expressed in NIS, and Elbit Fashion may not be able to pass the increased costs to its customers. This would likely adversely affect Elbit Fashion’s profitability, operational results and its financial conditions.

Elbit Fashion may be impacted from the Arrangement and the dispute with the Bank.

Certain agreements to which Elbit Fashion is a party (such as store lease agreements and the agreements with the Bank) include change of control provisions as a result of which, in the event that Mr. Zisser would cease to be the ultimate controlling shareholder of our company (which is the controlling shareholder of Elbit Fashion), the respective agreement may be terminated and Elbit Fashion may suffer material adverse consequences. In addition, Elbit Fashion has credit lines that were obtained from the Bank as well as a stand-by letter of credit and bank guarantees that were issued by the Bank, which are guaranteed by us. Due to the legal proceedings threatened by the Bank against us, the Bank may cease providing financial services to Elbit Fashion and not renew the credit lines and other lending facilities. In such case, any potential failure of Elbit Fashion to replace such credit lines and other lending facilities with similar credit lines and lending facilities provided by another bank in a timely manner may have a material adverse effect on Elbit Fashion.

RISKS RELATING TO ISRAEL

Security and economic conditions in Israel may affect our operations.

We are incorporated under Israeli law and our principal offices are located in Israel. In addition, our operations in our other lines of business, such as Elbit Fashion and venture capital investments operate in Israel. Political, economic and security conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, various armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians, and negotiations between Israel and representatives of the Palestinian Authority in an effort to resolve the state of conflict have been sporadic and have failed to result in peace. The establishment in 2006 of a government in the Gaza territory by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. In each of December 2008 and November 2012, Israel engaged in an armed conflict with Hamas, each of which involved additional missile strikes from the Gaza Strip into Israel and disrupted most day-to-day civilian activity in the proximity of the border with the Gaza Strip.

In addition, acts of terrorism, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on the region of any diplomatic initiatives or political developments involving Israel or the Palestinians or other countries in the Middle East. Recent political events in various countries in the Middle East (including the ongoing civil war in Syria) have shaken the stability of those countries. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

Furthermore, some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business. In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

Many of our directors, officers and employees are obligated to perform military reserve duty in Israel, and we cannot assess the potential impact of these obligations on our business.

Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. The deteriorating security situation in the Middle East has caused, and may continue to cause, a sharp increase in the army reserve obligations of our directors, officers and employees who are subject to such reserve duty obligations. We cannot assess the full impact of these obligations on our workforce or business if conditions should change.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

Service of process upon our directors and officers, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since the majority of our assets and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities law in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum to bring such a claim.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.  There is little binding case law in Israel addressing these matters.

However, subject to time limitations, Israeli courts may enforce a U.S. judgment in a civil matter that, subject to certain exceptions, is non-appealable, if:

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was rendered by a court of competent jurisdiction, in compliance with due process and the rules of private international law prevailing in Israel;

•	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

•	no action between the same parties in the same matter is pending in any Israeli court at the time the lawsuit is instituted in a U.S. court; and

•	the laws of the state in which the judgment was rendered provide for the enforcement of judgments of Israeli courts.

Provisions of Israeli law may delay, prevent or make more difficult a merger or other business combination, which may depress our share price.

Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us.  The Companies Law generally provides that a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger.  For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger.  Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company.  Finally, a merger may not be completed unless at least (i) 50 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become (i) a 25% or greater shareholder of the company unless prior to such acquisition there is already another 25% or greater shareholder of the company_ or (ii) a 45% or greater shareholder of the company unless prior to such acquisition there is already a 45% or greater shareholder of the company. In any event, if as a result of an acquisition of shares the purchaser will beneficially own more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the remaining shares. Shareholders may request an appraisal in connection with a tender offer for a period of six months following the consummation of the tender offer, but the purchaser is entitled to stipulate that any tendering shareholder surrender its appraisal rights.

Finally, Israel tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges its ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

The described restrictions could prevent or make more difficult an acquisition of us, which could depress our share price.

RISKS RELATING TO EASTERN EUROPE

We are subject to various risks related to our operations in Eastern Europe, including economic and political instability, political and criminal corruption and the lack of experience and unpredictability of the civil justice system.

Many of the Eastern European countries in which we operate are countries which were allied with the former Soviet Union under a communist economic system, and they are still subject to various risks. Certain Eastern European countries, in particular those countries that are not expected to join the European Union in the near future, are still economically and politically unstable and suffer from political and criminal corruption, lack of commercial experience, unpredictability of the civil justice system, land expropriation, changes in taxation legislation or regulation, changes to business practices or customs, changes to laws and regulations relating to currency repatriation and limitations on the level of foreign investment or development. Certain Eastern European countries also continue to suffer from high unemployment and low wages. These risks could be harmful to us and are very difficult to quantify or predict. Although many governments of Eastern European countries have liberalized policies on international trade, foreign ownership and development, investment, and currency repatriation to increase international trade and investment, such policies might change unexpectedly. We will be affected by the rules and regulations regarding foreign ownership of real and personal property. Such rules may change quickly and dramatically and thus may have an adverse impact on ownership and may result in a loss without recourse of our property or assets. Domestic and international laws and regulations, whether existing today or in the future, could adversely affect our ability to market and sell our products and could impair our profitability. For example the restriction on large retail outlets, approved by the government of Hungary in January 2012 have contributed to an already-difficult commercial environment due to the imposition of taxes and penalties that have prompted banks to dramatically cut lending. Unpredictable policy changes are accelerating reduced investments by real estate investors as funding from Hungary's primarily Western European-owned banks becomes more restricted.

Certain Eastern European countries may regulate or require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors. In addition, if there is deterioration in a country’s balance of payments or for other reasons, a country may impose temporary restrictions on foreign capital remittances abroad. Any such restrictions may adversely affect our ability to repatriate investment loans or to remit dividends. Many emerging countries have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain emerging countries. In addition, in an attempt to control inflation, price controls at our hotels have been imposed at times in certain countries, which may affect our ability to increase our room rates.

Certain Post-Communist Eastern Europe countries initiated legislation that cancels and nullifies transactions involving real estate that were subject to confiscation, condemnation or eminent domain proceeding by the former communist regime. While we make every effort to conduct thorough and reliable due diligence investigations, in some countries where former communist regimes carried out extensive land expropriations in the past, we may be faced with restitution claims by former land owners in respect of project sites acquired by it. If upheld, these claims would jeopardize the integrity of our title to the land and our ability to develop the land.

The economic crisis in the Balkans is also placing stress on the real estate industry, which has been experiencing difficulties since late 2008. The cost of real estate has fallen by approximately 30% to 50% across the region, and plans for developing industrial or tourist projects have been terminated or postponed. If the current trend continues, future prospects for the industry in this region are limited and could adversely affect our ability to develop and sell our projects there.

While the Greek government has overcome a number of obstacles, and the pace of contraction there continued to ease in 2012, in light of a negative short-term outlook, areas of the economy that remain in recession and currency instability due to the Euro, targeted policies at future growth industries and restoring confidence will be required to restore sustainable growth.

RISKS RELATING TO INDIA

Hostilities in India and other countries in Asia could have a material adverse effect on our financial conditions and results of operations.

India has from time to time experienced instances of internal terror attacks and hostilities with neighboring countries, including Pakistan and China. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that companies operating in India are usually involved in higher degrees of risk. Events of this nature in the future, as well as social and civil unrest within other countries in Asia or within India, could influence the Indian economy and could have a material adverse effect on our financial condition and results of operations. In addition, India has from time to time experienced social and civil unrest due to religious strife.

Changes in the economic policies of the Government of India or political instability could have a material adverse effect on our business.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and significantly reducing the roles of the state governments in the Indian economy as producers, consumers and regulators. The Indian Government has announced policies and taken initiatives that support the continued economic liberalization pursued by previous governments. However, this trend of liberalization may not continue in the future. The rate of economic liberalization could change, and specific laws and policies generally affecting, among other things, foreign investments, currency exchange, local taxation legislation, repatriation of profits and other matters affecting our investments, as well as specifically affecting the sectors of commercial activity in which we operate, could also change. A significant shift in India’s economic liberalization and deregulation policies could materially adversely affect business and economic conditions in India generally, as well as our business operations in particular. In addition to potential economic instability, the Indian economy and business practices are relatively new and evolving, and there have been some instances of political and criminal corruption. Furthermore, India continues to suffer from high unemployment, low wages and low literacy rates. These risks could be harmful to us and are very difficult to quantify or predict.

Indian governments are democratically elected, but are invariably comprised of a coalition of several political parties. The withdrawal of one or more of these parties from the coalition could cause the government to fall, resulting in political instability or stagnation pending new elections. Such events could delay or even halt the progress and development of the Indian economy and its receptiveness to foreign investment, and may have a material adverse effect on our business.

There is no assurance that our skills and experience can be applied successfully in our operations in India.

While we believe that the skills and experiences that we have acquired through sourcing sites and developing and selling commercial and entertainment centers in the emerging markets in CEE can be applied successfully to projects in India or in other countries, this cannot be guaranteed. The differences between emerging markets in CEE and emerging markets in India or other countries, such as differing mentalities, social and business cultures, legal structures and systems, integrity of the courts, and restrictions on foreign ownership of real estate, may mean that our success in developing and selling commercial and entertainment centers in CEE may not be replicated in India or in other countries.

Limitations by the Indian government to invest in India may adversely affect our business and results of operations.

Under the Indian government's policy of Foreign Direct Investment ("FDI Policy"), an acquisition or investment in an Indian sector or activity, in particular in the commercial and entertainment centers business, which does not comply with certain limitations, is subject to governmental approval. With respect to the real estate sector, these limitations include, among other things, a minimum investment, minimum size of land to be acquired or built-up and restrictions on selling an undeveloped land without governmental approval. In addition, under the FDI Policy it is not permitted for foreign investors to acquire agricultural land for real estate development purposes. There is no assurance that we will comply with the limitations prescribed in the FDI Policy in order to not be required to receive governmental approvals. Failure to comply with the requirements of the FDI Policy will require us to receive governmental approvals which we may not be able to obtain or which may include limitations or conditions that will make the investment unviable or impossible, and non-compliance with investment restrictions may result in the imposition of penalties. This would have an adverse effect on our business and results of operations.

Uncertainty regarding the ownership of land in India may expose us to third party claims in connection with the purchase of land by us which may have a material adverse effect on our financial performance and results of operations.

Under the laws of India, the registration of ownership in land with the land registration offices does not automatically guarantee lack of third party rights to such land, particularly with respect of rights which are transferred by inheritance. While we go to considerable lengths to ensure integrity of title in the real estate properties acquired by us, the system of recording ownership and rights in and to immovable property is not conclusive, which may expose us to third party claims in connection with such land.

Restrictions on the repatriation of capital in India may adversely affect our cash flows and results of operations.

Pursuant to regulations promulgated under the FDI Policy and by the central bank of India, the repatriation of capital with regard to investments made in the real estate sector is subject to strict regulatory procedures, and is restricted during three years commencing on the date of such investment. If we are unable to repatriate capital from our investments in India, in whole or in part, this may have an adverse effect on our cash flows and our results of operations.

In certain projects we rely on local joint venture partners, and in the event that these partners do not perform their obligations, such partners and we have different interests or disputes arise between such partners and us, this could have a material adverse effect on our financial condition and results of operations.

In certain projects we rely on local joint venture partners to work with us in developing the project, which, in certain cases, may be awarded the performance of construction work, obtaining of permits, marketing and sales or any combination of the above. In such projects, we rely on our partner to perform its scope of work under the joint venture or joint development agreement. If our partner does not perform for any reason (either due to default, bankruptcy or other reasons), or if we cannot enter into agreements with the partner to perform these tasks on terms acceptable to us or at all, we will incur additional costs, or enter into a deadlock, which will have an adverse effect on our business. Such occurrences may cause delays in construction, thus exposing us to a loss of our competitive advantage. By relying on partners, we become subject to a number of risks relating to these entities, such as different standards of quality of performance and work ethics, performance delays, construction defects, breach or non-performance of agreements and the financial stability of the partner.

Some of our projects are held through joint venture arrangements with third parties with whom we share ownership and control of such assets. As a result, these arrangements entail risks in addition to those associated with projects in which we own a controlling interest, including the possibility that: our joint venture partner may (i) at any time have economic or other business interests that are inconsistent with ours; (ii) be in a position to take action contrary to our instructions or requests, or contrary to our policies or objectives, or frustrate the execution of acts which we believe to be in the interests of any particular project; (iii) have different objectives than us, including with respect to the appropriate timing and pricing of any sale or refinancing of a development and whether to enter into agreements with potential contractors, tenants or purchasers; (iv) become bankrupt or insolvent; and (v) fail to provide equity finance or furnish collaterals to financing third parties in which case we may be required to provide financing to make up any shortfall.